Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-169496

PROSPECTUS

77,452,337 Shares

Green Energy Management Services Holdings, Inc.

Common Stock
_______________________________

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 77,452,337 shares of our common stock, which includes (i) 53,262,734 shares issued upon conversion of a convertible note dated August 27, 2008, (ii) 21,000,000 shares issued upon conversion of convertible notes dated July 29, 2010 and August 20, 2010, (iii) 2,000,000 shares of our common stock issued in our private placement on July 29, 2010, (iv) 689,236 shares of our common stock issued as a pro rata dividend to the shareholders of our former parent company in connection with our spinoff in May 2002, (v) 500,000 shares of our common stock issued upon exercise of a share exchange right exercised by our former chief executive officer in February 2004, and (vi) 367 shares of our common stock currently held by one of our former directors. All of these shares of our common stock are being offered for resale by the selling stockholders.

The prices at which the selling stockholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders.

We will bear all costs relating to the registration of these shares of our common stock, other than any selling stockholders’ legal or accounting costs or commissions.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “GRMS.OB”. The last reported sale price of our common stock as reported by the OTC Bulletin Board on January 4, 2011, was $0.25 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of this prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 11, 2011

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise noted, the terms “the Company,” “we,” “us,” and “our” refer to Green Energy Management Services Holdings, Inc., together with its subsidiary, Green Energy Management Services, Inc. and the term “GEM” refers solely to Green Energy Management Services, Inc.

Overview

We are a full service energy management company based in the Eastern United States.  Our operations are currently conducted primarily in New York and New Jersey, however, we are seeking to expand our operations on a nationwide basis through our network of sales agents and outside consultants. We provide our clients all forms of solutions to maximize the level of efficiency which can be achieved given the current technologies available to GEM (“Energy Efficiency”) mainly based in two functional areas: (i) energy efficient lighting upgrades; and (ii) energy generation from natural resources which are naturally replenished (“Renewable Energy”)  We are primarily engaged in the distribution of energy efficient lighting units to end users who utilize substantial quantities of electricity. We also provide our clients with water conservation solutions. We offer our customers a patented water valve technology which has the ability to reduce residential and commercial water usage by reducing the amount of air passing through the pipes while maintaining water pressure.

We provide energy-saving and water conservation technologies under long-term, fixed-price contracts. We provide a full-service installation, including the removal of our client’s current applications, and servicing of energy efficient lighting technology and water conservation technology. (our “Turnkey Solution”). We believe that the applications that we install and service should reduce our customers’ monthly electric costs by approximately 50% to 70% and water costs by approximately 15-30%. We capture a significant portion of this benefit over the life of the contract, in exchange for providing the equipment, management and technical expertise.

Addressing the Energy Efficiency arena, we concentrate our marketing efforts within geographic regions exhibiting higher than average per kilowatt hour utility rates and water utilization rates and having energy customers who consume higher than average quantities of energy and water. We develop an Energy Efficiency/energy management program which, potentially, provides end-users alternatives to decrease their energy consumption. Additionally, in many instances, we assume the management and maintenance of our clients’ lighting needs which affords our clients greater labor efficiencies. Our water conservation solutions typically do not require further maintenance during the life of the contract.

Our History

We were incorporated pursuant to the laws of the State of Delaware in December 1996 under the name “Citadel Security Software Inc.”  We were principally engaged in the marketing and licensing of security software products to large enterprises and government agencies.  On October 2, 2006, we entered into an asset purchase agreement with McAfee, Inc. ("McAfee") which provided for the sale of substantially all of our assets and the assumption of certain identified liabilities by McAfee.  The completion of the sale was subject to the approval of our stockholders and receipt of the necessary approvals under the United States antitrust laws.  On December 1, 2006, our stockholders approved a plan of liquidation and dissolution and on December 2, 2006 and on December 4, 2006, we completed the sale of substantially all of our assets to McAfee.  On December 12, 2006, we changed our name to “CDSS Wind Down Inc.”    Following the sale of substantially all of our assets, we had no active business operations.  During 2009, our board of directors considered alternatives to liquidating, including the possibility of seeking potential merger or acquisition targets.  On November 16, 2009, our board of directors elected to terminate the plan of liquidation.

On March 29, 2010, we entered into a merger agreement (the “Merger Agreement”) with Green Energy Management Services, Inc. (“GEM”) and our newly-created wholly-owned subsidiary, CDSS Merger Corporation (“Merger Sub”).  On August 20, 2010, pursuant to the terms of the Merger Agreement, as amended, Merger Sub merged with and into GEM. GEM, as the surviving corporation, became a wholly-owned subsidiary of ours.  As a result of the merger, each issued and outstanding share of GEM’s common stock was automatically converted into 0.352 shares of our common stock, resulting in the issuance of an aggregate of 351,691,756 shares of our common stock to the former stockholders of GEM. The shares of our common stock issued to former holders of GEM’s common stock in connection with the merger were not registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act and Regulation D thereof. These securities may not be transferred or sold without registration under or an applicable exemption from the Securities Act. Following the merger, we succeeded to the business of GEM as our sole line of business.

GEM was incorporated pursuant to the laws of the State of Delaware in March 2010.  On May 15, 2010, GEM entered into a Share Exchange Agreement with Southside Electric Corporation, Inc., a New Jersey corporation (“Southside”), and the shareholders of Southside (the “Southside Shareholders”), pursuant to which the Southside Shareholders transferred all of the issued and outstanding capital stock of Southside to GEM in exchange for an aggregate of 43,763,413 shares of common stock of GEM, which constituted 9.9% of the issued and outstanding capital of GEM (the “Share Exchange”).  Prior to the Share Exchange, GEM was a shell company without any assets or activities.  Following the Share Exchange, GEM succeeded to the business of Southside as its sole line of business.  The Share Exchange was accounted for as a reverse merger and recapitalization.  Southside was the acquirer for financial reporting purposes and GEM was the legal acquirer.  Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements of GEM prior to the Share Exchange will be those of Southside and will be recorded at the historical cost basis of Southside, and the consolidated financial statements after completion of the Share Exchange will include the assets and liabilities of GEM and Southside, historical operations of Southside and operations of GEM from the closing date of the Share Exchange.

On August 18, 2010, prior to the closing of the merger, we filed with the Secretary of State of Delaware (i) a Certificate of Amendment to our Certificate of Incorporation to effect a 1:3 reverse stock split of our issued and outstanding shares of common stock pursuant in §242 of the Delaware General Corporation Law ("DGCL"), and (ii) a Certificate of Amendment to our Certificate of Incorporation to increase our authorized shares of common stock from 100,000,000 to 500,000,000 and reduce the par value of our common stock from $0.01 per share to $0.0001 per share.

The primary business purposes for the reverse split were to reduce the amount of outstanding shares of the Company’s common stock in order to (i) permit the issuance of up to 55,596,067 shares of the Company’s common stock to Steven B. Solomon, the Company’s former Chief Executive Officer and Chairman upon conversion of convertible note held by Mr. Solomon; (ii) facilitate the proposed merger transaction with GEM; and (iii) facilitate the proposed private placements in connection with the proposed merger. Immediately prior to the reverse split and increase in the Company’s authorized shares of common stock to 500,000,000, the Company’s authorized capital consisted of 100,000,000 shares of common stock, of which 96,305,617 shares were issued and outstanding and 1,000,000 shares of preferred stock, of which 0 shares were issued and outstanding.  Thus, immediately prior to the reverse split, the Company had 3,694,383 shares of common stock available for issuance .In addition, the board of directors of the Company anticipated that the reverse stock split, if implemented, would (i) reduce the total number of shares of the Company’s common stock to a more customary range for public companies, and (ii) allow the Company’s common stock to trade at a higher per-share price.  With the Company’s common stock trading as low as $0.015 per share during the preceding 12 months, relatively small moves in absolute terms in the per-share trading price of the Company’s common stock translated into disproportionately large swings in the trading price on a percentage basis.  The Company believes that these swings tend to bear little, if any, relationship to the Company’s financial condition and results of operations and may negatively impact the price of the Company’s common stock.  Furthermore, the Company believes that an increase in the per-share trading price may enhance the acceptability and marketability of the Company’s common stock to the financial community and investing public. The reverse stock split was declared effective in the market by FINRA on September 22, 2010.

On August 19, 2010, our board of directors, pursuant to the terms of the Merger Agreement, approved an amendment to our bylaws in order to, among other things, increase the size of the board from five to seven members in order to appoint two individuals designated by GEM to our board of directors. On August 19, 2010 Mr. Michael Samuel and Mr. William D’Angelo were appointed to our board of directors.  On August 20, 2010, concurrently with the closing of the merger, Mr. Steven B. Solomon resigned as President, Chief Executive Officer, Chief Financial Officer, Secretary and as a member of our board of directors and Major General (Ret.) John Leide and Messrs. Chris A. Economou, Joe M. Allbaugh and Mark Rogers resigned as members of our board of directors.  Each of our former officers and directors submitted their resignations as a condition to the closing of the merger.  Effective August 19, 2010, our board of directors appointed Mr. Samuel as our Chairman, President and Chief Executive Officer and Mr. Robert Weinstein as our Chief Financial Officer.

In connection with the merger, on August 20, 2010, we entered into a stockholders’ agreement with GEM, Michael Samuel and our pre-merger officers and directors, pursuant to which, among other things: (i) Messrs. Samuel, Weinstein, D’Angelo and certain other former stockholders of GEM (the “GEM Holders”) agreed to enter into lock-up agreements (as more fully described below), pursuant to which the GEM Holders agreed not to transfer, sell, assign, pledge or otherwise dispose of certain shares of our common stock that they beneficially owned as of the closing for a period from August 20, 2010 until certain stated periods after the date of effectiveness of the registration statement of which this prospectus forms a part; (ii) our board of directors following the merger would consist of  (a) Michael Samuel, (b) one independent director designated by Mr. Samuel and (c) one additional independent director designated by Mr. Samuel and appointed to our board of directors as soon as reasonably practicable after the date of the merger; and (iii) we agreed to use our best efforts to (a) file with the SEC within 30 days after the closing of the merger a registration statement covering shares of our common stock owned by certain of our pre-merger officers and directors (the "Holders") and (b) obtain the effectiveness of such registration statement from the SEC within 60 days after its filing, provided that we shall not file any registration statement for a period of 90 days after the effectiveness of the registration statement, and (c) if we and the Holders determine that shares held by the Holders are not otherwise available for resale and such shares are otherwise eligible for registration on Form S-8, we shall file a registration statement on Form S-8, and (d) during the period ending 12 months from closing, should we require to issue shares of our common stock to finance our operations or expansion, as determined in the sole discretion of our board, we may make a capital call on Ice Nine to contribute and return to treasury stock up to 40,000,000 shares of our common stock owned by Ice Nine, L.L.C., a 9.2% shareholder of our Company and one of the founding shareholders of GEM (“Ice Nine”) sufficient to raise the additional capital required without the issuance of additional shares of common stock to Ice Nine and without further dilution to our stockholders (the “Additional Capital Amount”).  At the sole discretion of Ice Nine, Ice Nine may fulfill its obligation under the stockholders’ agreement by contributing cash in an amount equal to the capital raise without the issuance of additional shares of common stock to Ice Nine and without dilution to our other shareholders.  On November 15, 2010, we completed a private placement transaction pursuant to which we issued and sold an aggregate of 30,000,000 share of our common stock for gross proceeds of approximately $1,500,000. Ice Nine, upon being notified of our intent to close the private placement transaction elected to return an aggregate of 30,000,000 shares of our common stock to treasury rather than make a capital contribution to us of $1,500,000, Ice Nine was one of the founding shareholders of GEM.  Ice Nine is currently the beneficial owner of 40,302,643 shares or approximately 9.2% of our common stock.  Ice Nine will not receive any direct benefits under the stockholders’ agreement nor will it receive any consideration in exchange for returning its shares to treasury stock.  In the event that Ice Nine elects to return shares to treasury rather than make a capital contribution, as it did in November 2010, we are not required to issue any additional shares of our common stock to Ice Nine.  In the event the registration statements are not filed within 30 days of the closing of the merger, or declared effective by the SEC within 60 days of the filing of the registration statement, the GEM Holders shall be required to issue to the Holders shares of our common stock in an amount equal to 1.5% of the shares of our common stock (up to a maximum of 3.0%) received by the GEM Holders as part of the merger for each 15-day period that such failure continues as liquidated damages.  Due to the fact that our registration statement was not declared effective by the SEC by December 19, 2010, the GEM Holders are required to deliver an aggregate of 10,550,752 shares of our common stock to the affected Holders.

Pursuant to the lock-up agreements, (i) an aggregate 65,623,216 shares of our common stock may not be transferred, sold, assigned, pledged or otherwise disposed of for a period from August 20, 2010 through the sixth month anniversary after the date of effectiveness of the registration statement of which this prospectus forms a part, and (ii) 110,505,470 shares of our common stock may not be transferred, sold, assigned, pledged or otherwise disposed of for a period from August 20, 2010 through the one year anniversary after the date of effectiveness of the registration statement of which this prospectus forms a part.

Prior to the merger, on April 30, 2010, Steven Solomon, our former Chief Executive Officer and director converted $18,821 of his outstanding convertible promissory note which was originally issued on August 27, 2008, into an aggregate of 20,666,667 shares of our common stock.  On August 20, 2010, Mr. Solomon converted an additional $29,684 of his outstanding convertible promissory note, into an aggregate of 32,596,067 shares of our common stock.  As contemplated by the Merger Agreement, Mr. Solomon also agreed to forgive the remaining principal balance of his convertible promissory note in the amount of $20,946.  Mr. Solomon did not receive any benefit in exchange for the cancellation of the remaining principal balance of his convertible promissory note. On July 29, 2010, we entered into a subscription agreement with one accredited investor, pursuant to which we sold 2,000,000 shares of our common stock in a private placement at a purchase price of $0.05 per share for gross proceeds of $100,000.  In addition, as contemplated by the Merger Agreement, on July 29, 2010 and August 20, 2010, we entered into subscription agreements with accredited investors, pursuant to which we sold convertible promissory notes in the aggregate principal amount of $1,050,000.  The notes did not bear interest and were due on December 31, 2010.  The notes were convertible into shares of our common stock at a conversion price of $0.05 per share.  The notes were subsequently converted into an aggregate of 21,000,000 shares of our common stock. Pursuant to the subscription agreements, we agreed to file a registration statement on Form S-1 covering the shares of common stock issued in our private placement and the shares of common stock issued upon conversion of the convertible promissory notes.

On August 20, 2010, we filed a Certificate of Amendment to our Certificate of Incorporation, in accordance with §242 of the DGCL, pursuant to which we changed our name from "CDSS Wind Down, Inc." to "Green Energy Management Services Holdings, Inc." Our name change and reverse stock split were declared effective in the market by FINRA on September 22, 2010. On September 29, 2010, our board of directors appointed Michael Rapaport as a member of our board of directors.

THE OFFERING

Common stock offered by selling stockholders	This prospectus relates to the sale by certain selling stockholders of 77,452,337 shares of our common stock consisting of:

(i) 53,262,734 shares of our common stock, par value $0.0001 per share, issued upon conversion of a convertible note dated August 27, 2008;

(ii) 21,000,000 shares of our common stock, par value $0.0001 per share, issued upon conversion of convertible notes dated July 29, 2010 and August 20, 2010;

(iii) 2,000,000 shares of our common stock, par value $0.0001 per share, issued in our private placement on July 29, 2010;

(iv)
689,236 shares of our common stock, par value $0.0001 per share, issued on May 17, 2002 as a pro rata dividend to the shareholders of our former parent company in connection with our spinoff in May 2002;

(v) 500,000 shares of our common stock, par value $0.0001 per share, issued upon exercise of a share exchange right exercised by our former chief executive officer in February 2004; and

(vi) 367 shares of our common stock, par value $0.0001 per share, currently held by one of our former directors.

Offering price	Market price or privately negotiated prices.

Common stock outstanding before the offering	440,291,636 shares. (1)

Common stock to be outstanding after the offering	440,291,636 shares. (1)

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

OTB Bulletin Board Symbol	GRMS.OB

Risk Factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 9 of this prospectus before deciding whether or not to invest in our common stock.

____________

(1)
Represents the number of shares of our common stock outstanding as of January 4, 2011.  There are no additional shares issuable upon exercise of warrants, options or convertible notes as there are no warrants, options or convertible notes outstanding.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such statements include statements regarding our expectations, hopes, beliefs or intentions regarding the future, including but not limited to statements regarding our market, strategy, competition, development plans (including acquisitions and expansion), financing, revenues, operations, and compliance with applicable laws. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the following paragraphs. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement. Market data used throughout this prospectus is based on published third party reports or the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. We have not independently verified such information.

RISK FACTORS

There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. If any of these risks actually occur, our business, financial condition or results of operation may be materially adversely affected. In such case, the trading price of our common stock could decline and investors could lose all or part of their investment.

Risks Relating to Our Business

Our limited operating history may make it difficult to evaluate our business to date and future viability.

We are in the early stage of operations and development, and have only a limited operating history on which to base an evaluation of our business and prospects, having just commenced operations in March 2010 in accordance with our new business plan and entry into the Energy Efficiency services industry. In addition, our operations and developments are subject to all of the risks inherent in the growth of an early stage company. We will be subject to the risks inherent in the ownership and operation of a company with a limited operating history such as fluctuations in revenues and expenses, competition, the general strength of regional and national economies, and governmental regulation. Any failure to successfully address these risks and uncertainties would seriously harm our business and prospects. We may not succeed given the technological, marketing, strategic and competitive challenges we will face. The likelihood of our success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the growth of a new business, the continuing development of new technology, and the competitive and regulatory environment in which we operate or may choose to operate in the future. We have generated limited revenues to date, and there can be no assurance that we will be able to successfully develop our products and penetrate our target markets.

We have limited funds. Our ultimate success may depend upon our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

Despite us raising the net proceeds from our July 2010 and August 2010 private placements in the aggregate amount of $1,150,000, we may not be able to execute our current business plan and fund business operations long enough to achieve profitability. As of September 30, 2010, we had working capital of $171,821 as compared to a working capital deficit of $227,996 as of December 31, 2009. For the three and nine months ended September 30, 2010, we incurred net losses of ($556,320) and ($954,156), respectively as compared to a net loss of ($89,185) during the year ended December 31, 2009. Our ultimate success may depend on our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. Future financings through equity investments are likely to be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the condition of the economy and capital markets, both generally and specifically in our industry, and the fact that we are not profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Our success will depend on our ability to retain our managerial personnel and attract additional personnel.

Our success will depend largely on our ability to attract and retain managerial personnel. Competition for desirable personnel is intense, and we cannot guarantee that we will be able to attract and retain the necessary staff. The loss of members of managerial or sales staff could have a material adverse effect on our future operations and on successful development of products and services for our target markets. The failure to maintain our management, particularly our Chief Executive Officer and Chief Financial Officer, and to attract additional key personnel could materially adversely affect our business, financial condition and results of operations. Although we intend to provide incentive compensation to attract and retain our key personnel, we cannot guarantee that these efforts will be successful.

We will need to expand our finance, administrative, business development, sales and marketing, and operations staff. There are no assurances that we will be able to make such hires. In addition, we may be required to enter into relationships with various strategic partners and other third parties necessary to our business. Planned personnel may not be adequate to support our future operations, management may not be able to hire, train, retain, motivate and manage required personnel or management may not be able to identify, manage and exploit existing and potential strategic relationships and market opportunities. If we fail to manage our growth effectively, it could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to compete successfully.

Light emitting diode (“LED”), induction lighting equipment and our water conservation valves represent new technologies.  Although we are not currently aware of any other companies that are focusing on providing energy-saving and water conservation technologies under long-term, fixed-price contracts, we expect that a number of companies are or will attempt to employ a similar business model to ours. Accordingly, we expect that the markets for our installation and maintenance services will become highly competitive. In the efficiency lighting contracting market, we will compete with companies that service and/or sell LED and induction lighting equipment and services. In the water conservation market, we will compete with companies that service and/or sell water conservation valves and services. Many of our competitors have been engaged in these industries much longer than we have and possess substantially larger operating staffs and greater capital resources than us. Competitors could offer aggressive pricing for their services and claims of improved lighting and water conservation performance and Energy Efficiency. Competitive pricing pressures could establish a rate of decline of our contracting services prices.

With the growth potential for LEDs and induction lighting based upon the potential for cost savings by our customers, we may face additional competition in the future.  Additionally, new technologies could emerge or improvements could be made in existing technologies that may also reduce the demand for LEDs and induction lighting in certain markets.

As competition develops, we need to continue to utilize new products and provide innovative services that enable our customers to save on electrical costs and lighting-related maintenance. Additionally, we anticipate that additional competition for these customers will result in pressure to lower the selling prices of our products and services. Competitors may also try to align with some of our strategic customers. This could mean lower prices for our products and services, reduced demand for our products and services and a corresponding reduction in our ability to recover engineering and overhead costs. Any of these developments could have an adverse effect on our business, results of operations or financial condition.

Our LED and induction lighting products may contain defects, may experience performance issues or they may be installed or operated incorrectly, which could reduce sales or those products or result in claims against us.

Despite testing by us, errors have been found and may be found in the future in our products.  This could result in, among other things, loss or market share or failure to achieve market acceptance.  Defects in our products during the term of our customers’ long-term contracts could cause us to incur significant warranty, support and repair costs.  If we install faulty LED products, we will be required to replace them at our cost. The occurrence of these problems could result in the delay or loss of market acceptance of our lighting products that would likely harm our business.  Defects, Integration issues or other performance problems in our lighting products could result in personal injury or financial or other damages to end-users or could damage market acceptance of our products.  Our customers and end-users could also seek damages from us for their losses.  A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business, results of operations and our ability to raise additional capital and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. The stress experienced by global capital markets that began in the second half of 2007 continued throughout 2009. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and a global recession. Domestic and international equity markets have been experiencing heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on our business. In the event of extreme prolonged market events, such as the global credit crisis, we could incur significant losses. The ongoing worldwide financial and credit crisis may continue indefinitely.  Because the future of our business will depend on our ability to raise additional capital, we may not be able to execute our current business plan and fund business operations long enough to achieve profitability.  In addition, many of our customers rely on external funding to complete their construction and renovation projects.  During the nine months ended September 30, 2010, our revenues decreased by $906,355 or 61.9% as compared to the corresponding period in 2009, primarily due to a decrease in the amount of contracts completed as well as the slowdown in the general economy. Revenues for the year ended December 31, 2009 decreased by $1,088,322 or 39%, from the corresponding period in 2008, primarily due to a lesser number of contracts completed, offset partially by higher prices for our services. As a result, we may not be able to generate income and, to conserve capital, we may be forced to curtail our current business activities or cease operations entirely.

Risks Relating to the December 2006 Sale of Substantially All of Our Assets

We may be subject to final examinations by taxing authorities in the jurisdictions in which we conducted operations in December 2006, which may impact the amount of taxes that we pay.

We may be subject to final examinations by taxing authorities in Alabama, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Texas, Virginia, Washington and West Virginia. In evaluating the exposure associated with various tax filing positions, we accrue charges for probable exposures.  At December 31, 2009, we believe we have no probable exposures.  To the extent we were not to prevail in matters for which accruals would have been established or be required to pay amounts in excess of any such accruals, our effective tax rate in a given financial statement period could be materially affected.  Significant judgment is required in determining our provision for income taxes.  In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain.  Our reported results may be subject to final examination by taxing authorities.  Because many transactions are subject to varying interpretations of the applicable federal, state or foreign tax laws, our reported tax liabilities and taxes may be subject to change at a later date upon final determination by the taxing authorities.  The impact of this final determination on our estimated tax obligations could increase or decrease amounts of cash available to us, perhaps significantly.

Our assumptions regarding the federal tax consequences of the asset sale may be inaccurate.

The December 2006 sale was a taxable transaction to us for federal and state income tax purposes.  We recognized a gain on the sale and remitted the taxes computed and reported to the respective federal and state tax jurisdictions.  After filing of federal income tax returns by us and our subsidiaries, we utilized net operating loss carryforwards of approximately $44 million, including losses arising prior to and after the date of our 2002 spin-off from our former parent company, to offset taxable income for the year ended December 31, 2006.  We believe we have sufficient usable net operating losses to offset substantially all of the income or gain computed and reported by us for federal and state income tax purposes, including any alternative minimum tax, resulting from the sale. Until such time as the statute of limitations expires in each of the tax jurisdictions there can be no assurance that the Internal Revenue Service or other relevant state tax authorities will ultimately assent to our tax treatment of the asset sale or utilization of the net operating loss carryforwards to offset the taxable income ultimately determined by a relevant tax authority.  To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in re-characterizing the tax treatment of the asset sale or the utilization net operating loss carryforwards, there may be adverse tax consequences to us and our stockholders, including that we could owe income taxes in an amount up to the entire purchase price and our common stockholders could be required to return any distributions they have received.

Our assumption that we will not have to pay Texas franchise tax as a result of the closing of the 2006 asset purchase agreement may be inaccurate.

We do not believe we will be obligated to pay any Texas franchise tax as a result of the closing of the 2006 asset sale.  Beneficial ownership of all of our assets was held by our subsidiary Canberra Operating, L.P., a Texas limited partnership, and Texas franchise tax did not apply to dispositions of assets by limited partnerships.  To confirm our position, following the closing we applied to the Texas Comptroller of Public Accounts for a statement that no franchise or sales tax was due as a result of the closing of the Asset Purchase Agreement.  If the Texas Comptroller challenges our position, we could be required to pay the Texas franchise tax and our stockholders could be required to return any distributions they have received. A distribution of $0.50 per share was made on January 5, 2007 to shareholders of record on January 2, 2007 in connection with the sale of substantially all of our assets to McAfee, Inc.

Risks Relating to our Organization and our Common Stock

Over 14% of our shares of common stock are controlled by a single stockholder who may have the ability to influence the election of directors and the outcome of matters submitted to our stockholders.

As of January 4, 2011, affiliates of Michael Samuel, our Chairman, President and Chief Executive Officer directly own approximately 65.6 million shares, which represent 14.9% of our approximately 440 million shares of outstanding common stock following the close of the merger. As a result, these stockholders may have the ability to significantly influence the outcome of issues submitted to our stockholders. The interests of these stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of our other stockholders. One consequence to the stockholders’ interest is that it may be difficult for investors to remove management of our Company. It could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We may be unable to register for resale all of the shares of our common stock pursuant to the terms of the August 2010 stockholders’ agreement and the July 2010 and August 2010 private placements, in which case certain stockholders will need to rely on an exemption from the registration requirements in order to sell such shares.

In connection with the merger, we entered into a stockholders’ agreement and completed a private placement, pursuant to which we are obligated to file a “resale” registration statement with the SEC that covers certain shares of our common stock and to have such “resale” registration statement declared effective by the SEC no later than 60 days after its filing. Nevertheless, it is possible that the SEC may not permit us to register all of such shares of our common stock for resale. In certain circumstances, the SEC may take the view that the private placements require us to register the resale of the securities as a primary offering. Investors should be aware of the existence of risks that interpretive positions taken with respect to Rule 415, or similar rules or regulations including those that may be adopted subsequent to the date of this prospectus, that could impede the manner in which the common stock may be registered or our ability to register the common stock for resale at all or the trading in our securities. If we are unable to register some or all of these shares, or if shares previously registered are not deemed to be freely tradeable, such shares would only be able to be sold pursuant to an exemption from registration under the Securities Act, such as Rule 144.

As a result of the merger, GEM became a subsidiary of ours subject to the reporting requirements of federal securities laws. Such reporting requirements can be expensive and may divert resources from other projects, thus impairing its ability grow.

As a result of the merger, GEM became a subsidiary of ours and, accordingly, is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would have been if GEM had remained privately held and did not consummate the merger. In addition, we will incur substantial expenses in connection with the preparation of the registration statement and related documents required under the terms of the stockholders’ agreement that require us to register certain shares of our common stock.

It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We will need to hire additional financial reporting, internal controls and other finance personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the independent accountant certifications required by such act, which may preclude us from keeping our filings with the SEC current and interfere with the ability of investors to trade our securities and for our shares to continue to be quoted on the OTC Bulletin Board or to list on any national securities exchange.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital. Our management, including the our principal executive officer/principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934) as of September 30, 2010. Based upon that evaluation, our principal executive officer/principal financial officer has concluded that the disclosure controls and procedures were not effective. The material weakness in our internal control over financial reporting that we identified in our Annual Report on Form 10-K for the year ended December 31, 2009 relates to our documentation and a lack of segregation of duties due to our limited size.  Following the merger, our accounting staff now consists of three individuals: one full-time accountant, one part-time accountant and one part-time accounting consultant.  If and when our financial position improves, we intend to hire additional personnel to remedy the existing deficiencies. We can provide no assurance, however, that we will be able to do so.

Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with us becoming public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on behalf of our post-merger company.

A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

Although our common stock is quoted on the OTC Bulletin Board, we can have no assurances that a proper market will ever develop and if a market does develop we will have no control over the market price of our common stock. Any market price is likely to be highly volatile. Factors, including regulatory matters, concerns about our financial condition, operating results, litigation, government regulation, developments or disputes relating to current or future agreements or title to our claims or our the success of our new business model may have a significant impact on the market price of our stock, causing the market price to decline. In addition, potential dilutive effects of future sales of shares of common stock by shareholders and by us could also have an adverse effect on the price of our securities. Such a decline would seriously hinder our ability to raise additional capital and prevent us from fully implementing our business plan and operations.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Although GEM made a distribution of $18,096 to its shareholders during the six months ended June 30, 2010, we do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

Although GEM made a distribution of $18,096 to its shareholders during the six months ended June 30, 2010, we do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There is currently a very limited trading market for our common stock and we cannot ensure that one will ever develop or be sustained.

To date there has been a very limited trading market for our common stock. We cannot predict how liquid the market for our common stock might become. We anticipate having our common stock continue to be quoted for trading on the OTC Bulletin Board, however, we cannot be sure that such quotations will continue. As soon as is practicable and eligibility requirements are satisfied, we anticipate applying for listing of our common stock on either the NYSE Amex, The NASDAQ Capital Market or other national securities exchange, assuming that we can satisfy the initial listing standards for such exchange. We currently do not satisfy the initial listing standards, and cannot ensure that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange. Should we fail to satisfy the initial listing standards of such exchanges, or our common stock is otherwise rejected for listing and remain listed on the OTC Bulletin Board or suspended from the OTC Bulletin Board, the trading price of our common stock could suffer and the trading market for our common stock may be less liquid and our common stock price may be subject to increased volatility.

Furthermore, for companies whose securities are traded in the OTC Bulletin Board, it is more difficult (1) to obtain accurate quotations, (2) to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and (3) to obtain needed capital.

Our common stock may be deemed a “penny stock,” which would make it more difficult for our investors to sell their shares.

Our common stock may be subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on The NASDAQ Stock Market or other national securities exchange and trades at less than $4.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market upon the effectiveness of the registration statement required to be filed, or upon the expiration of any statutory holding period, under Rule 144, or upon expiration of lock-up periods applicable to outstanding shares, or issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. The shares of common stock issued in the merger to the current and former officers and directors of GEM are subject to a lock-up agreement prohibiting sales of such shares for periods ranging from 6-12 months following the effectiveness of the registration statement, of which this prospectus is a part. Following such date, all of those shares will become freely tradable, subject to securities laws and SEC regulations regarding sales by insiders.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares offered by them under this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders covered by this prospectus.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTC Bulletin Board under the symbol GRMS.OB since September 22, 2010. Prior to September 22, 2010, our common stock was quoted on the OTC Bulletin Board under the symbol CWDW.OB. As of January 4, 2011, there were 810 holders of record of our common stock. The last reported sales price of our common stock on January 4, 2011 was $0.25 per share.

The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Year Ended December 31, 2010	High	Low
1st Quarter Ended March 31, 2010	$0.33	$0.015
2nd Quarter Ended June 30, 2010	$0.192	$0.093
3rd Quarter Ended September 30, 2010	$0.40	$0.116
4th Quarter Ended December 31, 2010	$0.40	$0.24

Year Ended December 31, 2009	High	Low
1st Quarter Ended March 31, 2009	$0.021	$0.002
2nd Quarter Ended June 30, 2009	$0.014	$0.003
3rd Quarter Ended September 30, 2009	$0.12	$0.005
4th Quarter Ended December 31, 2009	$0.45	$0.054

Year Ended December 31, 2008	High	Low
1st Quarter Ended March 31, 2008	$0.021	$0.003
2nd Quarter Ended June 30, 2008	$0.018	$0.003
3rd Quarter Ended September 30, 2008	$0.015	$0.003
4th Quarter Ended December 31, 2008	$0.015	$0.002

DIVIDEND POLICY

Although GEM made a distribution of $18,096 to its shareholders during the six months ended June 30, 2010, we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers significant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under “Risk Factors”, “Special Note Regarding Forward-Looking Statement,” and other sections of this prospectus.

All references to the “Company,” “we,” “us,” and “our” for periods prior to the closing of the merger refer to GEM.

Overview and Recent Developments

We were incorporated pursuant to the laws of the State of Delaware in December 1996 under the name “Citadel Security Software Inc.”  We were principally engaged in the marketing and licensing of security software products to large enterprises and government agencies.  On October 2, 2006, we entered into an asset purchase agreement with McAfee, Inc. which provided for the sale of substantially all of our assets and the assumption of certain identified liabilities by McAfee.  The completion of the sale was subject to the approval of our stockholders and receipt of the necessary approvals under the United States antitrust laws.  On December 1, 2006, our stockholders approved a plan of liquidation and dissolution and on December 2, 2006 and on December 4, 2006, we completed the sale of substantially all of our assets to McAfee.  On December 12, 2006, we changed our name to “CDSS Wind Down Inc.”  Following the sale of substantially all of our assets in 2006, we had no active business operations.  During 2009, our board of directors considered alternatives to liquidating, including the possibility of seeking potential merger or acquisition targets.  On November 16, 2009, our board of directors elected to terminate the plan of liquidation.  On March 29, 2010, we entered into a Merger Agreement with GEM and our newly-created wholly-owned subsidiary, CDSS Merger Corporation (“Merger Sub”).  On August 20, 2010, pursuant to the terms of the Merger Agreement, as amended, Merger Sub merged with and into GEM. GEM, as the surviving corporation, became a wholly-owned subsidiary of ours.  Following the merger, we succeeded to the business of GEM as our sole line of business.  In connection with the merger, we changed our name to “Green Energy Management Services Holdings, Inc.”

GEM was incorporated pursuant to the laws of the State of Delaware in March 2010.  On May 15, 2010, GEM entered into a Share Exchange Agreement with Southside Electric Corporation, Inc., a New Jersey corporation (“Southside”) and the shareholders of Southside (the “Southside Shareholders”), pursuant to which the Southside Shareholders transferred all of the issued and outstanding capital stock of Southside to GEM in exchange for an aggregate of 43,763,413 shares of common stock of GEM, which constituted 9.9% of the issued and outstanding capital of GEM (the “Share Exchange”).  Prior to the Share Exchange, GEM was a shell company without any assets or activities.  Following the Share Exchange, GEM succeeded to the business of Southside as its sole line of business.  The Share Exchange was accounted for as a reverse merger and recapitalization.  GEM was the legal acquirer for reporting purposes and Southside was deemed to be the accounting acquirer.  Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements of GEM prior to the Share Exchange will be those of Southside and will be recorded at the historical cost basis of Southside, and the consolidated financial statements after completion of the Share Exchange will include the assets and liabilities of GEM and Southside, historical operations of Southside and operations of GEM from the closing date of the Share Exchange.

Southside was incorporated pursuant to the laws of the State of New Jersey in 1989.  Prior to its acquisition by GEM, Southside was primarily engaged as a residential and commercial electrical contractor.  Through our now wholly-owned subsidiary, GEM, we have expanded the business to focus on the design, installation and servicing of energy management programs.

In July 2010 and August 2010, we completed private placements which resulted in net proceeds to us of $1,150,000.  In November 2010, we completed a private placement transaction pursuant to which we received net proceeds of $1,440,000. Despite raising the aggregate proceeds of $2,590,000, we may not be able to execute our current business plan and fund business operations long enough to achieve profitability. As of December 16, 2010, we have cash of approximately $1,200,000, trade receivables of approximately $28,000 and subscriptions receivable of $50,000. We believe that we will be able to sustain our current level of operations for approximately six to twelve months with the funds that we currently have on hand. Our ultimate success may depend on our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

Business

We are a full service energy management company based in the Eastern United States.  Our operations are currently conducted primarily in New York and New Jersey, however, we are seeking to expand on a nationwide basis. We provide our clients all forms of Energy Efficiency solutions mainly based in two functional areas: (i) energy efficient lighting upgrades; and (ii) Renewable Energy generation.  We are primarily engaged in the distribution of energy efficient lighting units to end users who utilize substantial quantities of electricity. We also provide our clients with water conservation solutions.  We offer our customers a patented water valve technology which has the ability to reduce residential and commercial water usage by reducing the amount of air passing through the pipes while maintaining water pressure.

We visit our customers’ facilities and perform an assessment of their current electricity and water usage.  We then suggest energy efficient lighting upgrades, renewable energy solutions and water conservation tools that we believe can reduce our customers’ energy and water costs.

We provide energy-saving technologies under long-term, fixed-price contracts. We provide and install, on a Turnkey basis technology which we believe should reduce our customers’ monthly electric costs by approximately 50-70% and water costs by approximately 15-30%. We capture a significant portion of this benefit over the life of the contract, in exchange for providing the equipment, management and technical expertise.  We bear the cost of the equipment and installation of systems.  Through our long-term fixed price contracts, we are able to pass along the cost of the equipment and installation to our customers in the form of a fixed monthly fee.  We believe that this provides a significant benefit to our customers as they are able to spread the cost of their system upgrades over a period ranging from five to ten years while benefitting from the cost savings of the upgrades.

We intend to finance the cost of equipment and installation of our Energy Efficiency solutions through a combination of sources including internally generated funds, debt financing, through the sale of equity or equity related securities and government grants.  We can provide no assurance that we will be able to secure such financing in order to complete anticipated projects.  If we are unable to obtain financing, we may be required to significantly curtail or cease operations.

Addressing the Energy Efficiency arena, we concentrate our marketing efforts within geographic regions exhibiting higher than average per kilowatt hour utility rates and having energy customers who consume higher than average quantities of energy. We develop an Energy Efficiency/energy management program which, potentially, provides end-users alternatives to decrease their energy consumption. Additionally, in many instances, we assume the management and maintenance of our clients’ lighting needs which affords its clients greater labor efficiencies.

On October 12, 2010, we entered into an agreement with Green RG Management, LLC (“Green RG”) and its affiliates to acquire a license to market exclusively and distribute patented and proprietary light-emitting diode (“LED”) technology from Green RG.  Under the agreement, the principal of Green RG will receive 10 million unregistered shares of the Company’s common stock and could earn up to an additional 30 million shares based upon bona fide written contracts GEM enters into as a result of the opportunities offered to GEM by Green RG. We do not expect that we will be issuing any additional shares as a result of this transaction as we intend to obtain such shares from an existing shareholder of the Company. As of January 4, 2011, no shares have been delivered to Green RG.

On October 26, 2010, we entered into an agreement with Claudio Castella to provide sales leads and certain marketing services.  Mr. Castella receives a draw of $8,000 per month against a commission of 5% of net profits of projects we execute that Mr. Castella brings us.

On November 2, 2010, we entered into a ten-year lighting retrofit and maintenance contract to provide energy management lighting installation and services to Riverbay Fund, Inc. (“Riverbay”), the management company of Co-op City, located in Bronx, a borough of New York City. The contract entails replacing and retrofitting over 6,000 lighting fixtures and elements in eight parking structures within Co-op City.  Project inception is subject to final approval from the New York State Energy Research and Development Authority under the American Recovery and Reinvestment Act. During the term of the contract, we will receive $800,000, based upon meeting certain installation milestones, from a grant received by Riverbay, plus approximately an additional $15,000 per month over the contract term.

On November 15, 2010, we entered into Subscription Agreements (the “Subscription Agreements”) with three accredited investors party thereto (the “Investors”). Pursuant to the Subscription Agreement, the Investors purchased 30,000,000 shares of our common stock in a private placement for gross proceeds of approximately $1,500,000 (the “Share Proceeds”). Out of the proceeds of this financing, we paid a commission equal to $60,000 to certain third parties. Pursuant to the terms of that certain Stockholders’ Agreement, dated as of August 20, 2010 (the “Stockholders Agreement”), we made a capital call on Ice Nine, LLC (“Ice”), a greater than 5% stockholder of our company, to contribute and return to treasury 30,000,000 shares of our common stock owned by Ice sufficient to raise such additional capital without the issuance of additional shares of capital stock to Ice and without dilution to our other stockholders. In connection with the closing of this financing, Ice contributed 30,000,000 shares of our common stock to us and such shares will be canceled by us, such that the issuance of the shares to Investors will be made without the issuance of additional shares of capital stock to Ice and without dilution to our other stockholders.

Results of Operations

Results of Operations for the Three and Nine Months ended September 30, 2010 and 2009

Contract revenue earned for the three and nine months ended September 30, 2010 were $0 and $291,311, respectively, as compared to contract revenue earned of $504,097 and $1,464,452 for the three and nine months ended September 30, 2009, respectively. Contract revenue earned decreased $504,097, or 100%, for the three month period ended September 30, 2010, and decreased $906,355, or 61.9%, for the nine month period ended September 30, 2010, from the corresponding periods in 2009. The revenues decrease for the three and nine month periods was primarily due not signing any new contracts during the third quarter of 2010 and the Company completing all prior projects and work in process during the second quarter of 2010. The Company has undergone a significant shift in business strategy away from the former Southside contracting business to the new strategy of Energy Efficiency and energy management. As a result, all Company resources have been devoted to procuring new contracts pursuant to this new strategy. Consistent with the Company’s new strategy, the Company entered into three agreements in the fourth quarter 2010, as discussed above under “Recent Developments”. In addition, during the nine months ending September 30, 2010, the Company had a lower number of contracts in process as it wound down its former contracting business, as well as being severely impacted by a slowdown in the economy. During the three and nine months ended September 30, 2010, we completed an aggregate of 0 and 37 contracts, respectively, as compared to 62 and 148 contracts during the three and nine months ended September 30, 2009, respectively. During the three and nine months ended September 30, 2010, the Company bid on less large contracts to lessen its potential post construction liability (builder’s risk) in anticipation of the purchase of Southside by GEM and resulting change in business strategy to pursue new contracts with less construction liability exposure than under previously signed and executed contracts. Until its acquisition by GEM in May 2010, Southside primarily operated as a commercial and residential electrical contractor, and in light of GEM’s change in business strategy, GEM encountered significant difficulties securing new business and adopting to its new Energy Efficiency solutions market.

Cost of revenue earned was $0, or 0%, and $270,163, or 92.7% of contract revenue earned for the three and nine months ended September 30, 2010, respectively, as compared to $320,246, or 63.5% and $1,280,804, or 87.4% of revenues for the three and nine months ended September 30, 2009, respectively, due to a number of less profitable contracts that were completed during the nine month period ended September 30. 2010 and having no new contract and no projects in process during the third quarter 2010.  Cost of revenues includes materials purchases, subcontractor expenses for installation and Company employee wages and benefits. Gross profit for the three and nine months ended September 30, 2010 were $0 and $21,148, respectively, as compared to $183,851 and $183,648 for the three and nine months ended September 30, 2009, respectively.  The decrease in gross profit for both the three and nine month periods is attributable to completing less profitable contracts during 2010 and the change of the nature of Southside’s business from being a commercial and residential electrical contractor to establishing the new business focus of providing our customers with Energy Efficiency solutions.

Selling, general and administrative expenses for the three and nine months ended September 30, 2010 were $578,988 and $989,348, respectively, as compared to $72,601 and $246,153 for the three and nine months ended September 30, 2009, respectively.  The increases of $506,387 for the three months ended September 30, 2010 as compared to the same period in 2009 is primarily attributable to increases in salaries and benefits of approximately $173,000 and an increase in start-up expenses of approximately $291,000 incurred during the third quarter of 2010. The increase in salaries and benefits was primarily attributable to the hiring of new employees and salary increases for existing employees. The start-up expenses for the three months ended September 30, 2010 consisted of legal fees of approximately $170,000, accounting expenses of approximately $58,000 and consulting and travel expenses of approximately 63,000. The increase of $743,195 for the nine months ended September 30, 2010, as compared to the same period in 2009 is primarily attributable to increases in salaries and benefits of approximately $234,000 and start-up expenses of approximately $455,000 incurred during the nine months ended 2010. The increase in salaries and benefits was primarily attributable to the hiring of new employees and salary increases for existing employees. The start-up expenses for the nine months ended September 30, 2010 consisted of legal fees of approximately $205,000, accounting expenses of approximately $126,000 and consulting and travel expenses of approximately 124,000.  These expenses increased significantly despite the Southside already having operated for a number years, because the Company incurred certain costs and expenses associated with the Merger transaction and incurred significant costs relating to becoming a publicly traded company.

Our operating loss for the three months ended September 30, 2010 was ($554,959), as compared to operating income of $111,250 for the three months ended September 30, 2009.  The loss is primarily attributable to us incurring increased selling, general and administrative expenses of $506,387, as discussed above, and our gross profit decrease of $183,851 for the three month period ended September 30, 2010.  In addition, we settled certain trade payables at a discount, recognizing a total gain of $24,029 during the third quarter.  Our operating loss for the nine months ended September 30, 2010 increased by $905,695 to ($944,171), as compared to ($62,505) for the nine months ended September 30, 2009. This increase is primarily due to a substantial increase in our selling, general and administrative expenses of $743,195 and our gross profit decrease of $162,320.

Other expense for the three and nine months ended September 30, 2010 was ($1,361) and ($9,985), respectively, as compared to other expense of $4,464 and $9,663 for the three and nine months ended September 30, 2009, respectively.

Interest expense, net for the three and nine months ended September 30, 2010 was $2,823 and $11,097, respectively, as compared to $1,244 and $6,443 for the three and nine months ended September 30, 2009, respectively.  Interest expense increased as a result of an increase in the principal amount under the line of credit and credit card liabilities used to fund materials purchases and overhead expenses.

We recorded a net loss of ($556,320) and ($954,156) for the three and nine months ended September 30, 2010, respectively, compared to net income of $106,786 and a net loss of $72,168 for the three and nine months ended September 30, 2009, respectively.  The net income or loss per share, basic and diluted, for the periods was $0.00 based upon the income and loss being offset by a very large number of weighted average number of shares of common stock outstanding.

Results of Operations for the Years ended December 31, 2009 and 2008

Revenues for the year ended December 31, 2009 decreased by $1,088,322 or 39%, from the corresponding period in 2008, primarily due to a lesser number of contracts completed, offset partially by higher prices for our services. During the year ended December 31, 2009, we completed 145 contracts for various customers as compared to 196 during the year ended December 31, 2008.  The lesser number of contracts completed resulted from the down turn in the economy and tightening of credit precluded our customers from starting projects.

Cost of revenues was $1,456,506, or 86% of revenues, for the year ended December 31, 2009, compared to $2,109,486, or 76% of revenues, for the year ended December 31, 2008.  Cost of revenues includes materials purchases, subcontractor expenses for installation and company employee wages and benefits.  The decrease in our gross profit of $435,342, from $240,815 for the year ended December 31, 2009 versus $676,157 for the year ended December 31, 2008 is primarily attributable to a lower volume of work performed between the two years.

Selling, general and administrative expenses for the year ended December 31, 2009 were $321,829, compared to $480,068 for the year ended December 31, 2008.  The decrease of $158,239 resulted from decreases in salaries and benefits, vehicle costs and travel and entertainment expenses of approximately $102,577, $23,810 and $11,549, respectively, which were primarily attributable to the decrease in the amount of projects that we completed in the year ended December 31, 2009.

Our operating income for the year ended December 31, 2009 decreased by $227,103 to a loss of $81,014, compared to income of $196,089 for the year ended December 31, 2008.  This decrease is primarily due to a decrease in gross profit offset by a decrease in general and administrative expenses.

Interest and financing expenses for the year ended December 31, 2009 were $4,421, compared to $3,303 for the year ended December 31, 2008.

We recorded a net loss of $89,185 for the year ended December 31, 2009, compared to a net income of $192,786 for the year ended December 31, 2008.

Liquidity and Capital Resources

As of September 30, 2010, we had working capital of $171,821, as compared to a negative working capital of ($227,996) at December 31, 2009.  Cash was $457,179 as of September 30, 2010, as compared to $18,241 at December 31, 2009. The increase in cash is attributable to net proceeds of $1,100,000 of our July 2010 and August 2010 private placements, offset by increased expenses resulting from the Merger and additional substantial expenses associated with being a publicly traded company, Despite our Company already having incorporated business, we incurred certain start up-expenses which represented our costs associated with our reverse merger transaction and the transition to becoming a publicly traded company and included legal fees of approximately $35,000, accounting expenses of approximately $68,000 and consulting and travel expenses of approximately $61,000. The $399,817 increase in working capital is primarily due to our private placements noted above, a decrease in contract receivables of approximately $187,000, based upon completed contracts and work in process, an increase in net trade accounts payable of approximately $53,000 and an increase in accrued liabilities of approximately $131,000, offset by  prepaid expenses increasing approximately $98,000 relating to advanced payments for insurance and lighting equipment for a pending Energy Efficiency contract and a decrease in advances from a stockholder of approximately $38,000. The increase in accrued liabilities resulted primarily from the increase in our one-time start-up expenses as described above. The increase in prepaid expenses is primarily attributable to prepayments of insurance premiums.  Accounts payable increased primarily due to the decrease in the contract revenue stream.  The Company continues to have good relationships with its creditors and does not expect such relationships to deteriorate. We have negotiated with one vendor to whom we owe approximately $56,000 to extend payment over a period of 12 months. The Company does not anticipate incurring any penalties for late payments to any of its creditors. We expect that our current cash on hand of approximately $900,000 and receivables of approximately $75,000 will enable us to sustain our operations at their current levels and meet our obligations for the next six to twelve months.

Southside maintained a line of credit with PNC Bank in the aggregate principal amount of $200,000. Interest on the line of credit was the highest prime rate published in the “Money Rates” section of the Wall Street Journal. In August 2010, as a condition to the closing of the merger, the line of credit was assumed by a John Morra, a principal of Southside and the current President and Director of Project Development of GEM, and is no longer an obligation of our company.  The line of credit was secured by all assets of Southside and was guaranteed by Mr. Morra. The assumption was accounted for as a contribution of equity. We no longer have an ability to borrow under this line of credit.  Historically, GEM utilized credit card financing to fund certain operating expenses, including travel, entertainment and certain vendor expenses, however we do not currently utilize credit cards to finance any expenses other than incidental travel and entertainment expenses of our executive officers. The balance of credit card obligations as of September 30, 2010 was approximately $46,000 and our available credit was approximately $30,000. Our credit card balances accrue interest at rates of 11.24%-15.24%. We expect to be able to satisfy our existing obligations based upon our current cash on hand of approximately $900,000 and receivables of approximately $75,000 for approximately six to twelve months.

We also financed the purchase of a vehicle through Mercedes-Benz Financial.  The loan bears interest at 3.9% per annum and is due on April 28, 2015.  The balance of the loan as of October 9, 2010 is $55,250.  This liability was incurred prior to the merger of Southside Electric and GEM. The vehicle is utilized for business purposes by John Morra III, in his duties traveling from site to site as President and Director of Project Development of GEM.

On November 2, 2010, we entered into a ten-year lighting retrofit and maintenance contract (“Contract”) to provide energy management lighting installation and services to Riverbay Fund, Inc. (“Riverbay”), the management company of Co-op City, the largest cooperative residential housing project in the world, located in Bronx, a borough of New York City. Subject to the fulfillment of the conditions of the Contract and receiving final approval from the New York State Energy Research and Development Authority under the American Recovery and Reinvestment Act, during the term of the Contract we anticipate receiving $800,000, based upon meeting certain installation milestones, from a grant received by Riverbay, plus approximately an additional $15,000 per month over the Contract term. In accordance with the terms of the Contract, we will receive (i) $240,000 (or 30% of the total contract amount) upon the ordering of materials, (ii) $240,000 (or 30% of the total contract amount) when the project is 50% complete, (iii) $280,000 (or 35% of the total contract amount) when the project is substantially complete, and (iv) $40,000 (or 5% of the total contract amount) one year from completion and approval of the project..

We received $1,150,000 in net proceeds from sale of our common stock and convertible notes in our July 2010 and August 2010 private placements. In addition, we received net proceeds of approximately $1,440,000 from sale of our common stock in a private placement transaction that closed in November 2010. We paid a commission equal to $60,000 to certain third parties in connection with our November 2010 private placement. We expect to make additional investments for equipment and inventory of approximately $200,000 during the next twelve months to service our potential new contract customers. We anticipate that our existing resources and net proceeds from these private placements to assist us with making these additional investments and to satisfy our working capital requirements for approximately six to twelve months. In addition, despite not having any contract revenues for the three month period ended September 30, 2010, we expect that as we progress with the shift in our business strategy away from the former Southside contracting business to the new strategy of Energy Efficiency and energy management, payments received from Riverbay pursuant to the Contract, if any, and any contract revenues generated from operations in the fourth quarter of 2010 and going forward will also contribute to satisfying our working capital requirements during the next twelve months. Our ultimate success, however, will likely depend on our ability to raise additional capital. We may be required to pursue sources of additional capital through various means, including joint venture projects and debt and/or equity financing. Future financing through equity investments is likely to be dilutive to existing stockholders. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

On November 15, 2010, we also sold 30,000,000 shares of our common stock in a private placement for gross proceeds of approximately $1,500,000. Out of the proceeds of this financing, we paid a commission equal to $60,000 to certain third parties. As of November 23, 2010, we have cash on hand of approximately $1,400,000 and working capital of approximately $1,400,000.Pursuant to the stockholders’ agreement, Ice Nine was required to contribute and return to treasury an aggregate of 30,000,000 shares of common stock in order to facilitate the November 2010 private placement. We believe that we will be able to sustain our operations at their current levels for approximately six to twelve months based upon our current cash on hand. Our ultimate success may depend on our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. Future financings through equity investments are likely to be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the condition of the economy and capital markets, both generally and specifically in our industry, and the fact that we are not profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Critical Accounting Policies and Estimates

Recognition of income on construction contracts

The Company is on the percentage of completion method for recognizing profits on fixed price contracts for financial reporting purposes. Estimates of percentage of completion are based on direct costs incurred to date as a percentage of the latest estimate of total costs anticipated. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the company's estimates of costs and revenues will change in the near future. Provisions for anticipated losses on contracts are made when such losses become apparent. Profits on cost-plus contracts are recognized as costs are incurred for financial reporting purposes.

Accounts Receivable

The Company provides construction services to a diversified group of customers. Unsecured credit is extended based on an evaluation of each customer's financial condition. Uncollectible accounts receivable are charged directly against earnings when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates. Costs to complete or estimated profits on uncompleted lump-sum contracts are management's best estimate based on facts and circumstances at that time.

Recent Accounting Pronouncements

ASU No. 2010-11 was issued in March 2010, and clarifies that the transfer of credit risk that is only in the form of subordination of one financial instrument to another is an embedded derivative feature that should not be subject to potential bifurcation and separate accounting. This ASU will be effective for the first fiscal quarter beginning after June 15, 2010, with early adoption permitted. The Company does not expect the provisions of ASU 2010-11 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the FASB issued Accounting Standard Update No. 2010-12. “Income Taxes” (Topic 740). In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-12 (ASU 2010-12), Income Taxes (Topic 740): Accounting for Certain Tax Effects of the 2010 Health Care Reform Acts. After consultation with the FASB, the SEC stated that it “would not object to a registrant incorporating the effects of the Health Care and Education Reconciliation Act of 2010 when accounting for the Patient Protection and Affordable Care Act”. The Company does not expect the provisions of ASU 2010-12 to have a material effect on the financial position, results of operations or cash flows of the Company.

ASU No. 2010-13 was issued in April 2010, and will clarify the classification of an employee share based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU will be effective for the first fiscal quarter beginning after December 15, 2010, with early adoption permitted. The Company does not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-18 “Receivables (Topic 310)—Effect of a Loan Modification When the Loan is Part of a Pool that is Accounted for as a Single Asset—a consensus of the FASB Emerging Issues Task Force.” ASU 2010-18 provides guidance on account for acquired loans that have evidence of credit deterioration upon acquisition. It allows acquired assets with common risk characteristics to be accounted for in the aggregate as a pool. ASU 2010-18 is effective for modifications of loans accounted for within pools under Subtopic 310-30 in the first interim or annual reporting period ending on or after July 15, 2010. The Company does not expect ASU 2010-18 to have an impact on its financial condition, results of operations, or disclosures.

In May 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-19 (ASU 2010-19), Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates. The amendments in this Update are effective as of the announcement date of March 18, 2010. The Company does not expect the provisions of ASU 2010-19 to have a material effect on the financial position, results of operations or cash flows of the Company.

Other recent accounting pronouncements issued by the FASB and the SEC did not have, or are not believed by management to have, a material impact on the Company’s present or future consolidated financial statements.

In April 2009, the FASB released FSP SFAS No. 107-1 and APB 28-1, Interim Disclosure about Fair Value of Financial Instruments  (“SFAS No. 107-1”). SFAS No. 107-1 requires interim disclosures regarding the fair values of financial instruments that are within the scope of SFAS No. 107, Disclosures about the Fair Value of Financial Instruments.  Additionally, SFAS No. 107-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. SFAS No. 107-1 does not change the accounting treatment for these financial instruments and is effective for interim and annual periods ending after June 15, 2009. We adopted SFAS No. 107-1 as of June 30, 2009.

In June 2009, the FASB issued FAS No. 168, “The FASB Accounting Standards Codification (Codification) and the Hierarchy of GAAP” (FAS No. 168), which replaces FAS No. 162, “The Hierarchy of GAAP” and establishes the Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SEC rules and interpretive releases are also sources of authoritative GAAP for SEC registrants. FAS No. 168 modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and non-authoritative. FAS No. 168 is effective beginning for periods ended after September 15, 2009. As FAS No. 168 is not intended to change or alter existing GAAP, it will not impact the Company’s financial position, results of operations and cash flows.

In October 2009, the FASB issued Accounting Standards Update (“ASU”), Number 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force.”  The amendments allow vendors to account for products and services separately rather than as a combined unit.  A selling price hierarchy for determining the selling price of each deliverable is established in this ASU, along with eliminating the residual method.  The amendments are effective for revenue arrangements that begin or are changed in fiscal years that start June 15, 2010 or later.  We are in the process of assessing the provisions of this new guidance and currently do not expect that the adoption will have a material impact on our consolidated financial statements.

BUSINESS

The Company

We are primarily involved in the distribution of energy efficient lighting units (the “Units”) to end users who utilize substantial quantities of electricity.  We currently conduct our operations primarily in New York and New Jersey, distributing products and services to municipal and commercial customers.  Industry participants focus on assisting clients effectively maximize their Energy Efficiency and couples that with maximizing the amount of Renewable Energy that can be generated from a given geographic location or Renewable Energy source based upon the parameters of our given job or customer site (“Renewable Energy Potential”). Our website address is http://www.gempowered.com. Information on our website is not a part of and is not incorporated into this registration statement on Form S-1.

Overview

We are a full service energy management company based in the Eastern United States.  Our operations are currently conducted primarily in New York and New Jersey, however, we are seeking to expand our operations on a nationwide basis through a network of sales agents and outside consultants. Our sales force currently consists of our Chief Executive Officer, and one in-house sales person.  In addition, we also engage two outside sales consultants. We expect to supplement our sales team as our financial condition improves. We provide our clients all forms of solutions to maximize the level of efficiency which can be achieved given the current technologies available to GEM (“Energy Efficiency”)mainly based in two functional areas: (i) energy efficient lighting upgrades; and (ii) energy generation from natural resources which are naturally replenished (“Renewable Energy.”)  We are primarily engaged in the distribution of energy efficient lighting units to end users who utilize substantial quantities of electricity. We maintain our business operations on a nationwide basis, distributing products and services to municipal and commercial customers. Industry participants focus on assisting clients to effectively maximize Energy Efficiency and couple that with maximizing their utilization of Renewable Energy. We also provide our clients with water conservation solutions. We offer our customers a patented water valve technology which has the ability to reduce residential and commercial water usage by reducing the amount of air passing through the pipes while maintaining water pressure.

We provide energy-saving and water conservation technologies under long-term, fixed-price contracts. We provide a full-service installation, including the removal of our client’s current applications, and servicing of energy efficient lighting technology and water conservation technology. (our “Turnkey Solution”). Based upon beta testing performed at several sites, including the Co-Op City project, we believe that the applications that we install and service should reduce our customers’ monthly electric costs by approximately 50% to 70% and water costs by approximately 15-30%. We capture a significant portion of this benefit over the life of the contract, in exchange for providing the equipment, management and technical expertise. The rates that we are able to charge in our long-term water conservation and energy efficiency contracts are currently based upon beta testing at the respective sites, through which we are able to demonstrate the expected cost savings over the life of the contract to our customers. We determine what the cost savings will be to our customer over the life of the contract and calculate our fee as approximately 80% of the aggregate savings from efficient lighting technology projects and approximately 50% from water conservation projects which is spread evenly over the term of the contract. We expect that once our services are more established in the marketplace, that the levels of savings provided by our products will be well documented and accepted and we will no longer need to perform beta testing at each site.

Addressing the Energy Efficiency arena, we concentrate our marketing efforts within geographic regions exhibiting higher than average per kilowatt hour utility rates and water utilization rates and having energy customers who consume higher than average quantities of energy and water. We develop an Energy Efficiency/energy management program which, potentially, provides end-users alternatives to decrease their energy consumption. Additionally, in many instances, we assume the management and maintenance of our clients’ lighting needs which affords our clients greater labor efficiencies. Our water conservation solutions typically do not require further maintenance during the life of the contract.

Product Applications

We currently utilize a wide variety of available Energy Efficiency, Renewable Energy and water conversation solutions through the course of our business. We are currently in the process of introducing our product offerings and are not currently dependent on one or a few customers. In the Energy Efficiency area, the most widely used products are the induction light bulb and the LED light fixture. In the Renewable Energy area, the most widely used product is the photovoltaic solar panel, commonly referred to as a “solar panel.”  Our fees will be generated from either the upfront costs of installation or under our shared savings energy management contracts.

Our strongest product application is our management contract. Through this financial vehicle, we afford our clients a $0 cost solution towards attaining maximum Energy Efficiency and water conservation. We offer our clients up to a 10-year contract through which our clients can share in the energy and water cost savings, and upgrade their facility’s lighting or water systems with no up-front cost to them. Under our management contracts, we cover the cost of installation and charge our customers a fee over the life of the contract based upon the amount of savings achieved by the customers.  For example, if our customer saves 100% in its energy costs as a result of our Energy Efficiency solutions, we may negotiate a fee equal to 80% of the total estimated savings over the life of the contract, which is paid by the customer as our energy management fee over the life of the contract. We do not currently have any assets associated with energy management contracts recorded on our balance sheet.

Within the Renewable Energy area, we primarily use the Power Purchase Agreement (“PPA”), a financial vehicle which affords our clients the opportunity to enjoy the benefits of solar voltaic systems but with no cost to them. The PPA is the standard savings sharing vehicle in the solar industry. We currently offer solar voltaic Renewable Energy solutions as well as wind generating Renewable Energy solutions. We do not currently have any assets associated with PPAs recorded on our balance sheet.

We are on the percentage of completion method for recognizing profits on our fixed price contracts including energy management contracts and PPAs for financial reporting purposes and on the cash basis method for income tax purposes.  Estimates of percentage of completion are based on direct costs incurred to date as a percentage of the latest estimate of total costs anticipated. This method is used because management considers costs incurred to be the best available measure of progress on these contracts.  Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the Company's estimates of costs and revenues will change in the near future.  Provisions for anticipated losses on contracts are made when such losses become apparent.  Profits on cost-plus contracts are recognized as costs are incurred for both financial reporting purposes and income tax purposes.

On November 2, 2010, we entered into a ten-year lighting retrofit and maintenance contract (“Contract”) to provide energy management lighting installation and services to Riverbay Fund, Inc. (“Riverbay”), the management company of Co-op City, located in Bronx, a borough of New York City. The Contract entails replacing and retrofitting over 6,000 lighting fixtures and elements in eight parking structures within Co-op City.  Project inception is subject to final approval from the New York State Energy Research and Development Authority under the American Recovery and Reinvestment Act. During the term of the Contract the Company will receive $800,000, based upon meeting certain installation milestones, from a grant received by Riverbay, plus approximately an additional $15,000 per month over the Contract term.

Key Manufacturers and Suppliers

Our extensive contacts and relationships within the energy management industry allow us to not carry the substantial expenses associated with a full-scale research and development team.  We deal directly with the industry leaders and have the relationship strength to help dictate product development and direction. Currently, we are also committed to helping create efficiencies relating to the manufacture of LED products and photovoltaic cells. Our primary goal with vendor intervention is to ensure bulk pricing but, more importantly, to guarantee product availability and delivery.

We have manufacturing relationships with various vendors, including MHT Lighting and Green Apple Lighting, to ensure adequate supply of products with favorable product pricing and transportation cost.  Additionally, by having suppliers geographically diverse, we also ensure that our clients are not delayed for delivery and installation of energy efficient products. We have also entered into a technology license agreement (as more fully described in the Patents and Trademarks section below) with PMP Pool Maintenance Protection, Inc. (“PMP”) and Juan Carlos Bocos (“Bocos”), pursuant to which we obtained an exclusive royalty-free license to market and sell certain water valves manufactured through the use of certain technology licensed under the technology license agreement and utilized in our Energy Efficiency solutions. Pursuant to the technology license agreement, PMP shall manufacture all water valves required by our customers.

Our team is also highly involved in the “green” industry through associations and trade shows and is able to stay on the pulse of the market to ensure that we remain on the cutting edge of green technology development.

Sales & Marketing

With future funding, we plan to establish a formal sales and marketing team.  To date, we have marketed, with our existing management team, to a small group of large-scale electricity consumers through targeted sales and attendance at trade shows. We have rapidly broadened our marketing approach to cover other alternative customers by exploring creative uses for available efficiency technologies.  Most recently, we have broadened our marketing effort to international clients which exhibit similar Energy Efficiency and cost savings to those domestically. On the effective date of the agreement, PMP was granted 2,112,000 shares of the Company’s common stock. Such shares were deemed to be fully vested upon execution of the agreement. Pursuant to the technology license agreement, Bocos agreed to provide certain consulting services to the Company, which shall include assisting in the procurement of customers for the licensed technology. Bocos shall receive a fixed consulting fee of $8,000 per month for such services.  In addition, he shall, in the sole discretion of our board of directors, be entitled to certain additional compensation in the form of cash bonuses and/or increases in the consulting fee based upon his performance. On October 26, 2010, we entered into an agreement with Claudio Castella to provide sales leads and certain marketing services.  Mr. Castella receives a draw of $8,000 per month against a commission of 5% of net profits of projects we execute that Mr. Castella brings us.

We have attended trade shows and have joined regional organizations to better promote ourselves to potential customers for energy management and Energy Efficiency projects.

Our technology team has also focused marketing efforts through a web-based presence to remain on the cusp of the industry as well as maintaining communications with existing and future customers.

Government Regulation

We are not governed by formal government regulations, although the contracts we potentially enter into with our municipal and quasi-public customers are governed by applicable regulations and laws governing public and quasi-public contracting. We ensure that all of our purchased products and services comply with applicable government regulations.  We install only Underwriting Laboratories (“UL”) approved lighting products and, when required, we will provide documentation showing that our products are “assembled in the USA.” Additionally, with photovoltaics, we only use UL approved panels with corresponding 25 year warranties. We also ensure that all of our employees and sub-contractors are in full compliance with the government regulations relating to projects they are working on.

Competition

Currently, we are not aware of any specific competitor in the “turn-key” energy management sector. Our competition may, in the future, come from different lighting-related sectors. They could range from the vertically integrated, larger scale light manufacturers such as General Electric Company and Osram Sylvania Inc. to small, local electrical contractors competing while working with their traditional clients.

We also compete with the solar integrators who are competing with us in developing projects. We believe that we have the edge over the integrators due to our ongoing “energy management” relationship with our target clients.

Patents and Trademarks

On September 29, 2010, we entered into a technology license agreement with PMP and Bocos, pursuant to which we acquired an exclusive royalty-free license to market and sell certain water valves utilized in our Energy Efficiency solutions. The license agreement shall be effective for as long as PMP or any assignee of PMP, retains any rights in the licensed technology and for so long as we pay Bocos the consulting fee provided for under the technology license agreement, which amounts to $8,000 per month.
On October 12, 2010, we entered into an agreement with Green RG Management, LLC (“Green RG”) and its affiliates to acquire a license to market exclusively and distribute patented and proprietary light-emitting diode (“LED”) technology from Green RG.  Under the agreement, the principal of Green RG may potentially receive between 10 million and 30 million restricted shares of the Company’s common stock based upon the achievement of certain performance thresholds. We intend to obtain such shares from existing shareholders of the Company, however, there are presently no formal agreements in place to obtain such shares nor can we provide any assurance that any of our existing shareholders will agree to provide such shares.  Within ten days of the execution of the agreement, we were obligated to issue 10 million shares of our common stock to the principal of Green RG, which shares shall be full vested once GEM has executed bona fide written contracts having a value of $25 million. The shares being held in escrow pursuant to the agreement will be released to the principal of Green RG on a quarterly basis pro rata based upon the percentage of the $25 million in contracts GEM has executed as a result of opportunities offered to GEM by Green RG. During the year following September 30, 2010, for every $25 million in additional bona fide written contracts Green RG secures for GEM, the principal of Green RG shall receive an additional 10 million restricted shares of our common stock.  Such shares shall be released to the principal of Green RG on a quarterly basis pro rata based upon the percentage of the $25 million in contracts GEM has executed as a result of opportunities offered to GEM by Green RG. We do not expect that we will be issuing any additional shares as a result of this transaction as we intend to obtain such shares from an existing shareholder of the Company. As of January 4, 2011, no shares have been delivered to Green RG.

Other than as described above, we hold no patents or trademarks at this time.

Properties

We have a leased principal executive office comprised of approximately 1,500 square feet located at 381 Teaneck Road, Teaneck, New Jersey 07666 and sales office comprised of approximately 400 square feet located at 3401 North Miami Avenue, Suite 240, Miami, Florida 33127. Lease payments at fiscal year ending December 31, 2010, are $4,500 per month for the Teaneck office and are due on a month-to-month basis. The office space in Miami is provided to us by Mr. Samuel, our Chairman, President, Chief Executive Officer and director, on a no-fee basis. We sublet approximately 500 square feet of our Teaneck office space to a certain stockholder of ours in consideration of monthly payments of $1,500, which we believe represents market rates. We do not own any real property. We consider these facilities to be suitable and adequate for the management and operation of our business.

Employees

As of January 4, 2011, we had 5 full-time employees and one part-time employee. In addition, we had a consulting agreement with Peter Barrios, a member of the board of directors of GEM, to provide accounting services to us. GEM also may contract for the services of independent consultants involved in Renewable Energy, regulatory, accounting, financial and other disciplines, as needed. None of our employees are represented by labor unions or covered by any collective bargaining agreement. We believe that we have a good relationship with our employees. We also currently utilize the services of 3 consultants.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising out of its operations in the normal course of business. No legal proceedings, government actions, administrative actions, investigations or claims are currently pending against us or involve us which, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to us.

MANAGEMENT

Set forth below is certain information regarding our current executive officers and directors. Each of the directors listed below was elected to our board of directors to serve until our next annual meeting of stockholders or until his successor is elected and qualified. All directors hold office for one-year terms until the election and qualification of their successors. The following table sets forth information regarding the members of our board of directors and our executive officers as of December 16, 2010:

Name	Age	Position with the Company

Michael Samuel	53	Chairman, President and Chief Executive Officer

Robert Weinstein	50	Chief Financial Officer

William “Chip” D’Angelo	54	Director

Michael Rapaport	32	Director

Oren Moskowitz	27	Chief Technology Officer of GEM

John Morra III	47	President and Director of Project Development of GEM

Biographical Information

Executive Officers and Directors

MICHAEL SAMUEL. Mr. Samuel has been the Chairman and Chief Executive Officer of GEM since March 2010 and became the Chairman and Chief Executive Officer of the Company in August 2010 in connection with the merger. Since 2007, Mr. Samuel has been a principal of SamDevelop, a progressive real estate investment and development firm. SamDevelop has developed and managed over fifty projects in New York, San Francisco, Virginia, Florida and New Orleans. The portfolio of SamDevelop encompasses projects valued in excess of $2.2 billion. From 1997 to 2007, Mr. Samuel founded and operated Samuel & Co, for which he was instrumental in the master planning of ventures, from overseeing day-to-day operations, construction development to financial analysis of the project. In addition to Mr. Samuel’s extensive experience and successful track record in real estate development, Mr. Samuel acquired Citywide Management Inc., a property management and full-service building maintenance firm based in Port Washington, New York, which he sold in September 2001. On December 23, 2009, Market Street Properties, L.L.C., a limited liability company in which a limited liability company partially owned by Mr. Samuel had a membership interest and served on the management committee, filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Mr. Samuel received his Bachelor of Science degree in Economics from Queens College.

Key Attributes, Experience and Skills: Mr. Samuel’s background as the Chairman and Chief Executive Officer of GEM and his day-to-day leadership of GEM enables him to bring to our board of directors valuable insights and perspectives about GEM, the Energy Efficiency and Renewable Energy industry and the global markets and economies, including a thorough understanding of the business, operations and prospects. Also, Mr. Samuel’s extensive real estate development experience allows him to provide insight into many of GEM’s prospective real estate-based clients.

ROBERT WEINSTEIN. Mr. Weinstein was appointed as the Chief Financial Officer of GEM in April 2010 and became the Chief Financial Officer of the Company in August 2010 in connection with the merger. Prior to joining GEM, from August 2007 to April 2010, Mr. Weinstein served as the Chief Financial Officer for Xcorporeal, Inc., a publicly traded, development-stage medical device company which was sold to Fresenius Medical USA, the largest provider of dialysis equipment and services worldwide, in March 2010. Prior to joining Xcorporeal, Mr. Weinstein was Vice President, Director of Quality Control & Compliance of Citi Private Equity Services (formerly BISYS Private Equity Services), New York, a worldwide private equity fund administrator and accounting service provider. In 2005, Mr. Weinstein was the Founder, Finance & Accounting Consultant for EB Associates, LLC, Irvington, NY, an entrepreneurial service organization. From 2003 to 2004, Mr. Weinstein served as the Chief Financial Officer of Able Laboratories, Inc., located in Cranbury, New Jersey, which was a developer and manufacturer of generic pharmaceutical products in tablet, capsule, liquid and suppository dosage forms and which subsequently filed for Chapter 11 bankruptcy protection in July 2005, which bankruptcy was not accounting-related. From 2002 until 2003, Mr. Weinstein served as Acting Chief Financial Officer for Eurotech, Ltd., Fairfax, VA, a distressed, publicly traded early-stage technology transfer and development company. Mr. Weinstein received his M.B.A in Finance & International Business from the University of Chicago, Graduate School of Business and a Bachelor of Science in Accounting from the State University of New York at Albany. Mr. Weinstein is a Certified Public Accountant (inactive) in the State of New York.

WILLIAM “CHIP” D’ANGELO. Mr. D’Angelo has been a member of the board of directors of GEM since March 2010 and became a director of the Company in August 2010 in connection with the merger. Since 1992, Mr. D’Angelo has been serving as the President of WCD Group, a multi-faceted enterprise, comprised of several wholly-owned businesses specializing in various aspects of the environmental and construction industry, founded by Mr. D’Angelo. From 2000 to 2002, Mr. D’Angelo served as Vice President of Business Development for McGraw-Hill Construction, a provider of construction market analysis, forecasts and trends for the design and construction industry. Mr. D’Angelo has over 27 years of experience in managing and growing environmental service, industrial hygiene, laboratory, engineering, and contracting businesses, as well as extensive hands on experience in operations, finance, sales & marketing, and environmental program management. His additional experience includes raising capital and mergers & acquisitions in both public and private firms and Mr. D’Angelo has recent experience in Internet applications to the construction and engineering industries, e-commerce, and web-based supply chain management. Mr. D’Angelo has also provided industry information for six publications in the environmental sciences field. Mr. D’Angelo received his B.S. Environmental Sciences at Montclair State University and has numerous professional certificates and achievements in his field.

Key Attributes, Experience and Skills: In addition to the professional background and experience, senior- and executive-level policy-making positions and intangible attributes, Mr. D’Angelo, through his service over the course of eighteen years as President of WCD Consultants, an independent executive management consulting company to the environmental, health and safety industry, as well as executive positions at other companies, possesses 27 years of experience in managing and growing environmental service, industrial hygiene, laboratory, engineering, and contracting businesses, as well as extensive hands on experience in operations, finance, sales & marketing, and environmental program management and raising capital and mergers & acquisitions in both public and private firms, provides our board of directors with an executive and leadership perspective on the management and operations of a public company.

MICHAEL RAPAPORT.  Michael Rapaport has been a member of the board of directors of GEM since September 2010. Since 2008, Mr. Rapaport has served as the President and CEO of IDT Spectrum, LLC (“IDT”), the largest holder of commercial high frequency exclusively licensed fixed wireless spectrum in the United States, and a subsidiary of IDT Corporation (NYSE: IDT), an international holding company. From February 2007 to December 2008, Mr. Rapaport held a number of key strategic positions within IDT, including Director of Investor Relations and Senior Business Development Associate. In addition, Mr. Rapaport has served as a member of IDT’s Investment Committee. Between June 2003 and January 2007, Mr. Rapaport served as the Managing Director for Real Estate Operations at Michael Darius and Partners, a division of Elmhurst Dairy, Inc. (“Elmhurst Dairy”), the largest milk producer in the metropolitan New York region. In this capacity, he managed interdisciplinary teams of attorneys, accountants and marketing and advertising personnel to enhance the company’s business development initiatives. Mr. Rapaport has also served as the CIO of Barzap Investment, an investment fund based in Long Island. Mr. Rapaport is an honors graduate of the Masters of Business Administration Degree program at Touro University, where he completed a specialized program of concentration in international business administration.

Key Attributes, Experience and Skills:  Mr. Rapaport’s experience as the CEO and President of IDT, combined with his contributions to a diverse array of IDT’s strategic and business development initiatives, his capital markets experience and his experience in managing and expanding Elmhurst Dairy’s real estate operations provides the Company’s Board of Directors with significant management insight and valuable experience in business development and capital formation.

Other Key Employees

OREN MOSKOWITZ. Mr. Moskowitz was appointed the Chief Technology Officer of GEM and to its board of directors in March 2010. Mr. Moskowitz’s responsibilities at GEM focus on Energy Efficiency product implementation as well as market strategy. Mr. Moskowitz has extensive knowledge and experience in Energy Efficiency work and sustainable business practices. Prior to joining GEM, Moskowitz founded Jade Revolution in 2008, a Renewable Energy company, specializing in the commercial application of Renewable Energy solutions helping off-takers minimize their carbon footprint while maximizing their Renewable Energy potential. In addition, in 2008, Mr. Moskowitz worked as a consultant in formulating sustainability programs for companies affording them the ability to make their commercial real estate portfolio companies as energy efficient as possible. Mr. Moskowitz received his Juris Doctor from The University of Miami and his Bachelor of Science in Politics and Economics from Brandeis University.

JOHN MORRA III. Mr. Morra was appointed the President and Director of Project Development of GEM in May 2010. Mr. Morra’s responsibilities at GEM focus on designing, estimating, purchasing and managing all current and future GEM projects. Mr. Morra has extensive knowledge and experience in Energy Efficiency work relating to project execution. Mr. Morra formed Southside Electric Corp. in 1989 which merged into GEM in May 2010. Mr. Morra attended Bergen Technical School for project management and estimation and is currently a member of International Brotherhood of Electrical Workers Local Union 164.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Employment Agreements

Chief Executive Officer - On August 20, 2010, Michael Samuel entered into an Employment Agreement with us with an initial term of two years, with automatic one year renewals. His annual base salary is $270,000 per annum with annual adjustments pursuant to the applicable regional CPI. Mr. Samuel will be entitled to receive an annual bonus at the discretion of our board of directors based on performance goals and targeted at 50% of his annual salary, and any perquisites and other fringe benefits provided to other executives. In the event Mr. Samuel is terminated by us without Cause (as defined in the Employment Agreement) or due to his death or he resigns for Good Reason (as defined in the Employment Agreement), we will be obligated to pay Mr. Samuel in a lump sum an amount equal to 6 months’ salary and benefits, payable within 30 days following such termination, plus any accrued but unused vacation (the “Termination Benefits”). In addition, if Mr. Samuel elects health care continuation coverage under COBRA, we shall pay for such health insurance coverage for a period of 12 months following the termination of his employment, at the same rate as we pay for health insurance coverage for our active employees (with Mr. Samuel required to pay for any employee-paid portion of such coverage) (the “COBRA Benefits”). After the 12-month continuation period concludes, Mr. Samuel shall be responsible for the payment of all premiums attributable to COBRA continuation coverage at the same rate as we charge all COBRA beneficiaries. If Mr. Samuel’s employment is terminated during his employment term by (x) us for Cause, (y) Mr. Samuel for any reason other than Good Reason or (z) due to his Disability (as defined in the Employment Agreement), then he will not be entitled to receive the Termination Benefits or the COBRA Benefits, and shall only be entitled to his Accrued Benefits (as defined in the Employment Agreement).

President, Green Energy Management Services, Inc. - On May 15, 2010, John Morra III entered into an Employment Agreement with GEM with an initial term of two years, with automatic one year renewals.  His base salary is $250,000 per annum plus an automobile allowance of approximately $1,500 per month. In addition to any perquisites and other fringe benefits provided to other executives, entities in which Mr. Morra or his wife owned percentage membership interests, received 118,215,001 shares of GEM restricted common stock pursuant to the acquisition of Southside Electric, Inc.  In the event Mr. Morra is terminated by us without good cause or he resigns for good reason, as such terms are defined in the Employment Agreement, we will be obligated to pay Mr. Morra in a lump sum an amount equal to six months salary and benefits.

Chief Financial Officer - On April 15, 2010, Robert Weinstein entered into an Employment Agreement with GEM with an initial term of two years, with automatic one year renewals, which Employment Agreement will be assumed by CDSS in connection with the merger. His base salary is $260,000 per annum with annual adjustments pursuant to the applicable regional CPI. Mr. Weinstein will be entitled to receive an annual bonus at the discretion of the Board based on performance goals and targeted at 50% of his annual salary. In addition to any perquisites and other fringe benefits provided to other executives, Mr. Weinstein received 5,475,903 shares of restricted common stock, with certain anti-dilution provisions, and vesting at a rate of 1/24th per month. In the event Mr. Weinstein is terminated by us without good cause or he resigns for good reason, as such terms are defined in the Employment Agreement, we will be obligated to pay Mr. Weinstein in a lump sum an amount equal to 12 months salary and benefits.

Independent Directors

Our board of directors has determined that each of Messrs. D’Angelo and Rapaport is independent within the meaning of applicable listing rules of The New York Stock Exchange, as amended from time to time and the rules promulgated by the SEC. We anticipate that we will add additional independent directors in the future. As of October 27, 2010, our board of directors has a separately designated Audit Committee, Compensation Committee or Corporate Governance and Nominating Committee.  The two independent directors are on each of the Audit, Compensation and Nominating Committees.  Mr. D’Angelo is the Chairman of the Audit Committee while Mr. Rapaport is the Chairman of the Compensation Committee and the Nominating Committee.  We anticipate forming the Corporate Governance Committee in the near future, as required.  Mr. D’Angelo qualifies as an “audit committee financial expert,” within the meaning of Item 407(d)(5) of Regulation S-K of the SEC.

Committees of the Board of Directors

We intend to appoint persons to the board of directors and committees of the board of directors as required to meet the corporate governance requirements of a national securities exchange, although we are not required to comply with these requirements until we elect to seek listing on a national securities exchange. Following the appointment of Mr. Rapaport, a majority of our directors are independent directors.

Director Compensation

The board of directors has granted to each of Messrs. D’Angelo and Rapaport 200,000 shares of restricted common stock as director compensation.  We will grant 200,000 shares of restricted common stock to newly appointed independent board of directors member. We may adopt an additional compensation plan for our independent directors in order to attract qualified persons and to retain them. We expect that the future compensation arrangements may be comprised of a combination of cash and/or equity awards.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth, for the last two fiscal years, the compensation earned by (i) each individual who served as our principal executive officer or principal financial officer during the last fiscal year and (ii) our most highly compensated executive officers, other than those listed in clause (i) above, who were serving as executive officers at the end of the last fiscal year (together, the “Named Executive Officers”). No other executive officer had annual compensation in excess of $100,000 during the last fiscal year.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)	All Other Compensation ($)		Total ($)

Michael Samuel,	2010	0		0	0	0		0
Chairman of the Board of	2009	0		0	0	0		0
Directors of the Company, President and Chief Executive Officer (1)

Robert Weinstein,	2010	184,167		0	0	92	(5)	184,259
Chief Financial Officer (1)(3)(4)	2009	0		0	0			0

John Morra, III	2010	192,250	(4)	0	0	18,183	(6)	210,375
President and Director of Project Development of GEM	2009	0		0	0	0		0

Steven B. Solomon,	2010	0		0	0			0
Former Chief Executive Officer and Chief Financial Officer (2)	2009	0		0	0	0		0
____________

(1)	Messrs Samuel and Weinstein received no compensation from GEM during the years ended December 31, 2009 and 2008.
(2)	Mr. Solomon resigned from his positions as an officer effective August 20, 2010 and received no cash compensation for 2009.
(3)	Mr. Weinstein was appointed Chief Financial Officer of GEM on April 15, 2010.
(4)	Includes salary of $46,287 paid by Southside prior to its merger with GEM and $145,963 paid by GEM following the merger with Southside.
(5)	Represents life insurance premiums paid on behalf of Mr. Weinstein.
(6)
Includes (i) $13,200 in payments for COBRA Continuation health coverage, (ii) $59 in life insurance premium payments, (iii) $872 in disability insurance payments, and (iv) $4,052 in payments made to the union to which Mr. Morra formerly belonged on behalf of Mr. Morra.

Outstanding Equity Awards at Fiscal Year-End

There are no outstanding equity awards at December 31, 2010.

Equity Compensation Plan Information

There were no equity compensation plans approved by our board of directors as of December 31, 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, during the past three years, there have been no transactions, whether directly or indirectly, between the Company and any of its officers, directors or their family members.

On August 27, 2008, the Company and Steven B. Solomon, its former Chief Executive Officer, President and Chairman of the Board of Directors, entered into a Convertible Promissory Note (the "Note"). The Note represents advances of approximately $69,451 by Mr. Solomon to the Company through the issue date of the Note. The Note bears interest at eight percent (8%) per year and is payable on August 27, 2010 or upon demand by Mr. Solomon. If the Note had been converted in full at December 31, 2009, Mr. Solomon would have received 228,788,200 shares of the Company's common stock resulting in a beneficial ownership of approximately 90% of the Company's then issued and outstanding common stock. Mr. Solomon historically provided advances to the Company as necessary for working capital and payment of expenses.  Furthermore, the Company’s board of directors believed that no alternative sources of financing were available to the Company at that time. The funds were advanced on terms and conditions approved by the disinterested directors of the Company.

Prior to the issuance of the Note, Mr. Solomon beneficially owned 2,284,828 shares of the Company's common stock. Therefore, at December 31, 2009, Mr. Solomon beneficially owned a total of 78,547,561 shares of the Company’s common stock (if the Note were converted into shares of the Company’s common stock), or more than 50% of the Company’s common stock outstanding on that date, giving him potential control of the Company through the voting power over a majority of the shares of our outstanding common stock. Prior to the merger, on April 30, 2010, Mr. Solomon, our former Chief Executive Officer and director converted $18,821 of the Note into an aggregate of 20,666,667 shares of our common stock.  On August 20, 2010, Mr. Solomon converted an additional $29,684 of the Note into an aggregate of 32,596,067 shares of our common stock.  In connection with the merger, Mr. Solomon also agreed to forgive the remaining principal balance of the Note in the amount of $20,946.

As a condition to the closing of the Merger Agreement, as amended, the Company was required to have raised at least $1,250,000 prior to the closing of the merger.  On August 20, 2010, in connection with the closing of the merger, we entered into a subscription agreement with Mr. Solomon, pursuant to which Mr. Solomon purchased a convertible promissory note in the principal amount of $150,000.  The note did not bear interest and was due on December 31, 2010.  The note was convertible into shares of our common stock at a conversion price of $0.05 per share.  Subsequent to the merger, the Company converted the note into an aggregate of 3,000,000 shares of our common stock, which have been issued to Mr. Solomon.

In connection with the merger, on August 20, 2010, we entered into a stockholders’ agreement with GEM, Michael Samuel and our pre-merger officers and directors, pursuant to which, among other things: (i) Messrs. Samuel, Weinstein, D’Angelo and other former stockholders of GEM (the “GEM Holders”) agreed to enter into lock-up agreements (as more fully described below), pursuant to which the GEM Holders agreed not to transfer, sell, assign, pledge or otherwise dispose of certain shares of our common stock that they beneficially owned as of the closing for a period from August 20, 2010 until certain stated periods after the date of effectiveness of the registration statement of which this prospectus forms a part; (ii) our board of directors following the merger would consist of  (a) Michael Samuel, (b) one independent director designated by Mr. Samuel and (c) one additional independent director designated by Mr. Samuel and appointed to our board of directors as soon as reasonably practicable after the date of the merger; and (iii) we agreed to use our best efforts to (a) file with the SEC within 30 days after the closing of the merger a registration statement covering shares of our common stock owned by certain of our pre-merger officers and directors (the "Holders") and (b) obtain the effectiveness of such registration statement from the SEC within 60 days after its filing, provided that we shall not file any registration statement for a period of 90 days after the effectiveness of the registration statement, and (c) if we and the Holders determine that shares held by the Holders are not otherwise available for resale and such shares are otherwise eligible for registration on Form S-8, we shall file a registration statement on Form S-8, and (d) during the period ending 12 months from closing, should we require to issue shares of our common stock to finance our operations or expansion, as determined in the sole discretion of our board, we may make a capital call on Ice Nine to contribute and return to treasury stock up to 40,000,000 shares of our common stock owned by Ice Nine sufficient to raise the additional capital required without the issuance of additional shares of common stock to Ice Nine and without further dilution to our stockholders (the “Additional Capital Amount”).  In the event we make a capital call on Ice Nine, we are not obligated to issue any additional shares of our common stock to Ice Nine. At the sole discretion of Ice Nine, Ice Nine may fulfill its obligation under the stockholders’ agreement by contributing cash in an amount equal to the capital raise without the issuance of additional shares of common stock to Ice Nine and without dilution to our other shareholders.  Ice Nine was one of the founding shareholders of GEM.  Ice Nine is currently the beneficial owner of 40,302,643 shares or approximately 9.2% of our common stock.  Ice Nine will not receive any direct benefits under the stockholders’ agreement.  Pursuant to the stockholders’ agreement, Ice Nine was required to contribute and return to treasury an aggregate of 30,000,000 shares of common stock in order to facilitate the November 2010 private placement. Ice Nine could have fulfilled its obligation under the stockholders’ agreement by making a cash contribution to our company in the amount of $1,400,000.

Due to the fact that our registration statement was not declared effective by the SEC by December 19, 2010, the GEM Holders are required to deliver an aggregate of 10,550,752 shares of our common stock to the affected Holders.  Ice Nine, in its sole discretion, may alternatively fulfill its obligation as described above by contributing cash to us equal to the Additional Capital Amount.

Pursuant to the lock-up agreements, (i) an aggregate 65,623,216 shares of our common stock may not be transferred, sold, assigned, pledged or otherwise disposed of for a period from August 20, 2010 through the sixth month anniversary after the date of effectiveness of the registration statement of which this prospectus forms a part, and (ii) 110,505,470 shares of our common stock may not be transferred, sold, assigned, pledged or otherwise disposed of for a period from August 20, 2010 through the one year anniversary after the date of effectiveness of the registration statement of which this prospectus forms a part.

Southside maintained a line of credit with PNC Bank in the aggregate principal amount of $200,000. Interest on the line of credit was the highest prime rate published in the “Money Rates” section of the Wall Street Journal. In August 2010, as a condition to the closing of the merger, the line of credit was assumed by John Morra, a principal of Southside and the current President and Director of Project Development of GEM, and is no longer an obligation of our company.  The line of credit was secured by The line of credit was secured by all assets of Southside and was guaranteed by Mr. Morra. The assumption was accounted for as a contribution of equity. We no longer have an ability to borrow under this line of credit.  The Company utilizes credit card financing to fund certain obligations. The balance of credit card obligations as of September 30, 2010 was approximately $46,000.

GEM’s wholly owned subsidiary, GEM-New Jersey d/b/a Southside Electric Company, Inc., employs its President’s sister as its part time Controller. In addition, the son of Mr. Samuel, our Chairman, President, Chief Executive Officer and director, who also may be an indirect beneficial owner of the Company's outstanding common stock through his membership interests in GEM Lighting, L.L.C.  John Morra III serves as President and Director of Project Development for GEM.  Mr. Morra is also the indirect beneficial owner of approximately 9.5% of our common stock as managing member of Ocean Drive Investments, L.L.C.  Mr. Morra received compensation of $113,000 during the year ended December 31, 2009 and $0 during the year ended December 31, 2008 as consideration for his service as President and Director of Project Development of GEM.  Oren Moskowitz, Chief Technology Officer of GEM, has indirect beneficial ownership of approximately 5.1% of our shares of common stock as managing member of Tzameret Holdings, L.L.C.  Mr. Moskowitz did not receive any compensation for his service as Chief Technology Officer of GEM during the years ended December 31, 2009 and December 31, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 16, 2010 regarding the beneficial ownership of our common stock by (i) each person or entity who, to our knowledge, owns more than 5% of our common stock; (ii) our named Executive Officers; (iii) each director; and, (iv) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power.  Shares of common stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of January 4, 2011, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the stockholder holding the options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other stockholder.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percentage Beneficially Owned (2)

5% Owners
GEM Lighting, LLC (3)	65,623,216		14.9%

Steven B. Solomon (4)	58,547,562		13.3%

Ocean Drive Investments, L.L.C. (5)	41,575,242		9.5%

Ice Nine, L.L.C. (6)	40,302,643		9.2%

Watz Enterprises, L.L.C. (7)	40,437,071		9.2%

Tzameret Holdings, L.L.C. (8)	22,259,803		5.1%

Esousa Holdings LLC (9)	27,654,313		6.3%

Executive Officers and Directors
Michael Samuel (3)	0		0

Robert Weinstein	5,495,184		1.3%

William D’Angelo (10)	0		0

Michael Rapaport (10)		0	0

All executive officers and directors as a group (four persons)	5,495,184		1.3%
____________
(1)	Unless otherwise indicated, the address of all of the above named persons is c/o Green Energy Management Services Holdings, Inc., 381 Teaneck Road, Teaneck, NJ 07666.

(2)	Based on 440,291,636 shares of our common stock outstanding on January 4, 2011.

(3)
Although Mr. Samuel does not have a direct beneficial ownership of any of the Company’s shares of common stock, his wife, Ms. Deborah Samuel, and his son, Jonathan Samuel, are the sole two members of GEM Lighting, L.L.C., which beneficially owns 65,623,216 shares of our common stock.  Ms. Samuel and Mr. Jonathan Samuel have the shared voting and investment power over the reported securities. In addition, Ms. Samuel owned convertible promissory notes issued by the Company on July 29, 2010, which were converted into 550,000 shares of our common stock. Mr. Samuel disclaims beneficial ownership of the shares held by GEM Lighting, LLC.

(4)
Includes (i) 55,547,562 shares of our common stock and (ii) convertible promissory notes issued by the Company on August 20, 2010, which were converted into 3,000,000 shares of our common stock. Mr. Solomon’s address is 2828 N. Harwood, Suite 1700, Dallas, Texas 75201.

(5)
John Morra III, President and Director of Project Development of GEM, has an indirect beneficial ownership interest in common stock as the managing member of Ocean Drive Investments, L.L.C. Mr. Morra has the sole voting and dispositive power over the reported shares.

(6)
The address of Ice Nine, L.L.C is 2251 Drusilla Lane, Suite B, Baton Rouge, Louisiana 70809.  Robert Sawyer, the sole managing member of Ice Nine, L.L.C., has the sole voting and dispositive power over the reported shares.

(7)	Mark Deleonardis, as the managing member of Watz Enterprises, L.L.C., has the sole voting and investment power over the reported shares.

(8)
Includes (i) 21,859,803 shares of our common stock and (ii) convertible promissory notes issued by us on August 20, 2010, which were converted into 400,000 shares of our common stock. Oren Moskowitz, GEM’s Chief Technology Officer, has an indirect beneficial ownership interest in our shares of common stock as the managing member of Tzameret Holdings, L.L.C. Mr. Moskowitz, has the sole voting and dispositive power over the reported shares.

(9)	Rachel Glicksman, as Managing Director of Esousa Holdings LLC, has voting and dispositive controls over such shares.

(10)	Amount does not include 200,000 shares of restricted common stock which were granted to each of our independent directors in consideration for service to our Company which have yet to be issued.

SELLING STOCKHOLDERS

Up to 77,452,337 shares of common stock are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling security holders and include the following:

(i)	53,262,734 shares of our common stock, par value $0.0001 per share, issued upon conversion of convertible notes dated August 27, 2008;
(ii)	21,000,000 shares of our common stock, par value $0.0001 per share, issued upon conversion of convertible notes dated August 20, 2010;
(iii)	2,000,000 shares of our common stock, par value $0.0001per share, issued in our private placement on July 29, 2010;
(iv)
689,236 shares of our common stock, par value $0.0001 per share, issued on May 17, 2002 as a pro rata dividend to the shareholders of our former parent company in connection with our spinoff in May 2002;

(v)	500,000 shares of our common stock, par value $0.0001 per share, issued upon exercise of a share exchange right exercised by our former chief executive officer in February 2004; and
(vi)	367 shares of our common stock, par value $0.0001 per share, currently held by one of our former directors.

Each of the transactions by which the selling stockholders acquired their securities from us was exempt under the registration provisions of the Securities Act.

The shares of common stock referred to above are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders in supplements or amendments to this prospectus.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. None of the selling stockholders have had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

Beneficial ownership is determined in accordance with the rules of the SEC. Each selling stockholder’s percentage of ownership of our outstanding shares in the table below is based upon 440,291,636 shares of common stock outstanding as of January 4, 2011.

	Ownership Before Offering				After Offering(1)
Selling Stockholder	Number of shares of common stock beneficially owned		Number of shares offered		Number of shares of common stock beneficially owned		Percentage of common stock beneficially owned
Steven B. Solomon (21)	58,547,562		57,330,894	(2)	1,216,667	8	*

Watz Enterprise LLC (3)	39,387,071	(4)	1,050,000	(4)	38,337,071		8.7%

Tzameret Holdings LLC (5)	22,259,803	(6)	400,000	(6)	21,859,803		5.0%

RPU Services LLC (7)	2,000,000	(8)	2,000,000	(8)	0		0

Esousa Holdings LLC (9)	27,654,313	(10)	10,000,000	(10)	17,654,313		4.0%

Deborah Samuel (20)	550,000	(11)	550,000	(11)	0		0

Handen Ltd. (12)	2,000,000	(13)	2,000,000	(13)	0		0

JDRFC Trust (14)	2,000,000	(15)	2,000,000	(15)	0		0

Merle A. Wood III	1,000,000	(17)	1,000,000	(17)	0		0

Mark Rogers (22)	1,064,292		1,055,958	(16)	8,333		*

Major General (Ret.) John A. Leide (23)	8,700)		8,333		367		*

Chris A. Economou (24)	68,700		60,367	(18)	8,333		*

Richard Connelly (25)	54,750		4,750	(19)	50,000		*

(1)
Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) no other shares of our common stock are acquired or sold by the selling stockholders prior to completion of this offering. However, the selling stockholders may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144. To our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering or otherwise.

(2)
Represents (i) 53,262,734 shares of our common stock issued upon conversion of convertible note dated August 27, 2008, (ii) 3,000,000 shares of our common stock issued upon conversion of a convertible note dated August 20, 2010;  (iii) 568,162 shares of our common stock issued on May 17, 2002 as a pro rata dividend to the shareholders of our former parent company in connection with our spinoff in May 2002; and (iv) 500,000 shares of our common stock issued upon exercise of a share exchange right by Mr. Solomon in February 2004.

(3)	Mark Deleonardis, as the managing member of Watz Enterprise LLC, has voting and dispositive control over such shares.

(4)	Includes 1,050,000 shares issued upon conversion of convertible notes dated August 20, 2010.

(5)	Oren Moskowitz, as Managing Member of Tzameret Holdings LLC, has voting and dispositive control over such shares. Mr. Moskowitz is the Chief Technology Officer of GEM.

(6)	Includes 400,000 shares issued upon conversion of convertible notes dated August 20, 2010.

(7)	Ron Ulfers, as President of RPU Services LLC, has voting and dispositive control over such shares.

(8)	Represents 2,000,000 shares issued upon conversion of convertible notes dated August 20, 2010.

(9)	Rachel Glicksman, as Managing Director of Esousa Holdings LLC, has voting and dispositive control over such shares.

(10)	Represents 10,000,000 shares issued upon conversion of convertible notes dated August 20, 2010.

(11)	Represents 550,000 shares issued upon conversion of convertible notes dated August 20, 2010.

(12)	Darryl Myers, as Director of Handen Ltd., has voting and dispositive control over such shares.

(13)	Represents 2,000,000 shares issued in our private placement on July 29, 2010.

(14)	James Carreker, as Principal, has voting and dispositive control over such shares.

(15)	Represents 2,000,000 shares issued upon conversion of convertible notes dated August 20, 2010.

(16)
Includes (i) 1,000,000 shares issued upon conversion of convertible notes dated August 20, 2010; and (ii) 55,958 shares of our common stock issued on May 17, 2002 as a pro rata dividend to the shareholders of our former parent company in connection with our spinoff in May 2002.

(17)	Includes 1,000,000 shares issued upon conversion of convertible notes dated August 20, 2010.

(18)	Includes 60,367 shares of our common stock issued on May 17, 2002 as a pro rata dividend to the shareholders of our former parent company in connection with our spinoff in May 2002.

(19)	Includes 4,750 shares of our common stock issued on May 17, 2002 as a pro rata dividend to the shareholders of our former parent company in connection with our spinoff in May 2002.

(20)	Ms. Samuel is the wife of Michael Samuel, our Chairman, President and Chief Executive Officer. Mr. Samuel disclaims beneficial ownership of shares held by his wife and son.

(21)
Mr. Solomon served as our President, Chief Executive Officer, Acting Chief Financial Officer, Secretary and as a member of the board of directors from December 1996 through August 20, 2010. He resigned as an officer and as a member of the board director in connection with the merger.

(22)	Mr. Rogers served as a member of our board of directors from July 2005 through August 20, 2010. He resigned as a member of the board of directors in connection with the merger.

(23)	Major General (Ret) Leide served as a member of our board of directors from December 2001 through August 20, 2010. He resigned as a member of the board of directors in connection with the merger.

(24)	Mr. Economou served as a member of our board of directors from November 2001 through August 20, 2010. He resigned as a member of the board of directors in connection with the merger.

(25)	Mr. Connelly served as our Chief Financial Officer from March 2002 through April 2, 2007.

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock

We have authorized 500,000,000 are shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

As of January 4, 2011, we had 440,291,636 shares of our common stock issued and outstanding and 0 shares of our preferred stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive ratably dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock will have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Registration Rights

We have agreed to file a “resale” registration statement with the SEC covering certain shares of our common stock pursuant to the terms of the stockholders’ agreement, on or before the date which is 30 days after the closing date of the merger (the “Filing Deadline”). We will maintain the effectiveness of the “resale” registration statement from the effective date through and until twelve (12) months after the final closing date, unless all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144. We have agreed to use reasonable efforts to have the “resale” registration statement declared effective by the SEC as soon as possible and, in any event, within 60 days after the Filing Deadline provided that we shall not file any registration statement for a period of 90 days after the effectiveness of the registration statement, and (c) if we and the Holders determine that shares held by the Holders are not otherwise available for resale, we shall file a registration statement on Form S-8, and (d) during the period ending 12 months from closing, should we require to issue shares of our common stock to finance our operations or expansion, as determined in the sole discretion of our board, we may make a capital call on Ice Nine to contribute and return to treasury stock up to 40,000,000 shares of our common stock owned by Ice Nine sufficient to raise the additional capital required without the issuance of additional shares of common stock to Ice Nine and without further dilution to our stockholders (the “Additional Capital Amount”).  Due to the fact that our registration statement was not declared effective by the SEC by December 19, 2010, the GEM Holders are required to deliver an aggregate of 10,550,752 shares of our common stock to the affected Holders..  Ice Nine, in its sole discretion, may alternatively fulfill its obligation as described above by contributing cash to us equal to the Additional Capital Amount.

Lock-up Agreements

All our shares of common stock issued in the merger to the officers and directors of GEM, as well as to certain stockholders of GEM, in exchange for their shares of common stock of GEM, are subject to lock-up agreements. These lock-up agreements provide that these persons may not sell or transfer any of their shares for periods ranging from 6-12 months following the effectiveness of the registration statement, of which this prospectus forms a part, with the exception of contributions made to non-profit organizations qualified as charitable organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or in privately negotiated sales to persons who agree, in writing, to be bound to the terms of the lock-up agreements.

Transfer Agent

Our transfer agent is Computershare Trust Company N.A.

Changes in and Disagreements with Accountants

Resignation of KBA Group LLP:

Effective June 1, 2009, KBA Group LLP (“KBA”) joined BKD, LLP. As a result, On June 3, 2009, KBA resigned as our independent registered public accounting firm. The reports issued by KBA on our financial statements for the then two most recent fiscal years ended December 31, 2008 and 2007 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. The report issued by KBA on the financial statements for our most recent fiscal year was modified to include an explanatory paragraph describing that our reports on the liquidation basis of accounting.

In connection with its audits for the two then most recent fiscal years ended December 31, 2008 and 2007 and through June 3, 2009, the date on which KBA notified us of its intention to resign, there were no disagreements with KBA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KBA, would have caused KBA to make reference to the subject matter of the disagreement in connection with its reports on the financial statements for such years, and except as set forth below, no reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K have occurred.

As discussed in Part I, Item 4(T) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 20, 2009, and Part II, Item 9A(T) of our Annual Reports on Form 10-K for the fiscal years ended December 31, 2008 and 2007, filed with the SEC on April 15, 2009 and April 14, 2008, respectively, certain internal control deficiencies were identified as a result of material weaknesses in our internal controls over our documentation and a lack of segregation of duties due to our limited size while we were in the wind down of our business (the “Reportable Event”). The material weakness identified did not result in the restatement of any previously reported financial statements or any other related financial disclosure, nor does management believe that it had any effect on the accuracy of our financial statements for the reporting periods. Following the merger, our accounting staff now consists of three individuals: one full-time accountant, one part-time accountant and one part-time accounting consultant.  If and when our financial position improves, we intend to hire additional personnel to remedy the existing deficiencies. We can provide no assurance, however, that we will be able to do so. We have authorized KBA to respond fully to the inquiries of its successor independent registered public accounting firm concerning theses material weaknesses.

We provided KBA with a copy of the disclosures it made in response to Item 304(a) of Regulation S-K in our Current Report on Form 8-K filed with the SEC on June 9, 2009, prior to its filing with the SEC, and requested that KBA furnish us with a letter addressed to the SEC stating its agreement with the statements concerning KBA in such Current Report on Form 8-K. A copy of the letter, dated June 3, 2009, was filed as Exhibit 16.1 to such Current Report on Form 8-K.

Our then existing audit committee was notified of the resignation and the reasons for the resignation of KBA as CDSS’ certifying accountant.

Engagement of MaloneBailey, LLP:

On July 29, 2009, we reported that we had engaged MaloneBailey, LLP (“M&B”) as our independent registered public accounting firm for the fiscal year ended December 31, 2009 to replace KBA. The engagement of M&B was effective as of July 24, 2009.

During our then two most recent fiscal years ended December 31, 2008 and 2007, and in the subsequent interim period though July 24, 2009, the effective date of M&B’s engagement by us, neither we nor anyone on our behalf consulted with M&B regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and M&B did not provide either a written report or oral advice to us that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event, as defined in Item 304(a)(1)(v) of Regulation S-K, including the Reportable Event described above.

The decision to engage M&B was approved by our then existing board of directors.

Deemed Change of Accountants in Connection with the Merger

As a result of the merger, effective as of August 20, 2010, there was deemed to be a change of our independent registered public accounting firm because the same independent registered public accounting firm did not report on the most recent financial statements of both our predecessor and us. We have selected MaloneBailey, LLP to continue as our independent registered public accounting firm and Hannis T. Bourgeois, LLP (“HTB”) will not act as our independent registered public accounting firm. Prior to the merger, HTB was our independent registered public accounting firm. Accordingly, HTB will no longer be associated with our financial statements and will be treated as our predecessor accountant.

HTB’s report on our financial statements for the past two fiscal years ended December 31, 2009 and 2008, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended December 31, 2009 and 2008, and the subsequent interim period through August 20, 2010, the date of the deemed change of accountants, we did not have any disagreements with HTB on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of HTB, would have caused it to make reference to the subject matter of this disagreement(s) in connection with its report.

We requested HTB to furnish it a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the HTB letter was filed as Exhibit 16.1 to our Current Report on Form 8-K/A filed with the SEC on September 2, 2010.

The deemed change of our independent registered public accounting firm was approved by our board of directors.

Indemnification of Directors and Officers and Limitations on Liability

Certificate of Incorporation and Bylaws

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide a right to indemnification to the fullest extent permitted by law to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in our right or otherwise, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was our director or officer or is or was serving at our request as a director or officer of another corporation or in a capacity with comparable authority or responsibilities for any partnership, joint venture, trust, employee benefit plan or other enterprise, and that such person will be indemnified and held harmless by us to the fullest extent authorized by, and subject to the conditions and procedures set forth in the DGCL, against all judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees, disbursements and other charges). Our Amended and Restated Bylaws authorize us to take steps to ensure that all persons entitled to indemnification are properly indemnified, including, if our board of directors so determines, by purchasing and maintaining insurance. In addition, our Amended and Restated Certificate of Incorporation provides that, subject to certain limitations, an indemnitee shall also have the right to be paid by us the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition.

Our Amended and Restated Certificate of Incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

·	any breach of the director’s duty of loyalty to us or our stockholders,

·	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

·	the payment of unlawful dividends and unlawful repurchase or redemption of our capital stock prohibited by the DGCL, and

·	any transaction from which the director derived any improper personal benefits.

The effect of this provision of our Amended and Restated Certificate of incorporation is to eliminate our rights and the rights of its stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

Indemnification Agreements

We intend to enter into indemnification agreements with certain of our directors and officers which may, in certain cases, be broader than the specific indemnification provisions contained in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors, officers or employees of ours and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus for the selling shareholders. The selling shareholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any stock exchange, market or trading facility on which the shares are then traded or in private transactions.  These sales may be at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

·	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

·	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·	An exchange distribution in accordance with the rules of the applicable exchange;

·	Privately negotiated transactions;

·	Short sales;

·	Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

·	Writing of options on the shares;

·	A combination of any such methods of sale; and

·	Any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling shareholders or their respective pledgees, donees, transferees or other successors in interest may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling shareholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act or the rules thereunder. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling shareholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling shareholder has entered into any agreement with a prospective underwriter and the selling shareholders have advised us that they have no plans to enter into any such agreement.

The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules thereunder, including Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We have agreed to indemnify the selling shareholders including liabilities under the Securities Act or to contribute to payments the selling shareholders may be required to make in respect of such liabilities. If the selling shareholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, or file a prospectus supplement to describe the agreements between the selling shareholders and the broker-dealer.

We are paying all fees and expenses incident to the registration of the shares, excluding fees and disbursements of any counsel to the selling shareholders, brokerage commissions and underwriting discounts.

We have advised each selling shareholder that it may not use shares registered for public sale by this prospectus to cover short sales of our common stock made prior to the date of this prospectus. Each selling shareholder who uses this prospectus for any sale of our common stock will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders are also responsible for complying with the applicable provisions of the Exchange Act and the rules thereunder including Regulation M in connection with their sales of shares of common stock under this prospectus.

LEGAL MATTERS

Michael Hill, Esq., will pass upon the validity of the shares of our common stock to be sold in this offering.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2009 and 2008 included in this prospectus have been audited by Hannis T. Bourgeois, LLP, an independent registered public accounting firm as set forth in their report, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock that we are offering in this prospectus.

 We file annual, quarterly and current reports and other information with the SEC under the Exchange Act. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You may also request a copy of those filings, excluding exhibits, from us at no cost. These requests should be addressed to us at: Robert Weinstein, Chief Financial Officer, Green Energy Management Services Holdings, Inc., 381 Teaneck Road, Teaneck, NJ 07666.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheet as at September 30, 2010 (Unaudited) and Consolidated Balance Sheet as at December 31, 2009	F-2

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) for the three and nine months ended September 30, 2010 and September 30, 2009	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited) for the nine months ended September 30, 2010 and September 30, 2009	F-4

Condensed Consolidated Statements of Stockholders’ Equity	F-5

Notes to Consolidated Financial Statements (Unaudited)	F-6

Report of Independent Registered Public Accounting Firm	F-14

Consolidated Balance Sheets as at December 31, 2009 and December 31, 2008	F-15

Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2009 and December 31, 2008	F-16

Statement of Consolidated Cash Flows for the years ended December 31, 2009 and December 31, 2008	F-17

Unaudited Pro Forma Condensed Combined Financial Information	F-22

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
(formerly CDSS Wind Down Inc. and Southside Electric Corporation, Inc.)

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
ASSETS
Current
Cash	$459,179	$18,241
Contract receivables	33,735	220,652
Prepaid expenses	101,904	3,710

Total Current Assets	594,818	242,603

Property and equipment-net	87,604	79,339
Licensing agreement	633,600	-
Other assets	8,440	-

Total Assets	$1,324,462	$321,942

LIABILITIES
Current
Accounts payable – trade	$275,812	$222,370
Line of Credit	-	195,000
Note payable - Current portion	12,223	10,877
Advances from stockholders	-	38,550
Other accrued liabilities	134,962	3,802

Total Current Liabilities	422,997	470,599

Note payable - long-term portion	43,027	52,351

Total Liabilities	466,024	522,950

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, $0.0001 par value, 500,000,000 shares authorized; 442,003,636 and 351,691,756 shares issued and outstanding on September 30, 2010 and December 31, 2009, respectively	44,200	35,169
Additional paid-in capital	2,020,402	(34,169)
Subscription receivable	(50,000)	-
Retained deficit	(1,156,164)	(202,008)

Total Stockholders' Equity (Deficit)	858,438	(201,008)

Total Liabilities & Stockholders' Equity (Deficit)	$1,324,462	$321,942

See accompanying notes to condensed consolidated financial statements.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
(formerly CDSS Wind Down Inc. and Southside Electric Corporation, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Contract revenue earned	$-	$504,097	$291,311	$1,464,452
Cost of revenue earned	-	320,246	270,163	1,280,804

Gross profit (loss)	-	183,851	21,148	183,648

Selling, general and administrative expenses	578,988	72,601	989,348	246,153
Gain on settlement of trade payables	(24,029)	-	(24,029)	-

Operating income (loss)	(554,959)	111,250	(944,171)	(62,505)

Miscellaneous income	1,462	-	1,112	-
Loss on sale of assets	-	(3,220)	-	(3,220)
Interest expense, net	(2,823)	(1,244)	(11,097)	(6,443)

Total other income (expense)	(1,361)	(4,464)	(9,985)	(9,663)

Net income (loss) before income taxes	(556,320)	106,786	(954,156)	(72,168)

Income taxes	-	-	-	-

Net income (loss)	$(556,320)	$106,786	$(954,156)	$(72,168)

Net income (loss) per common share - basic and diluted	$0.00	$0.00	$0.00	$0.00

Weighted average number of common shares outstanding	390,961,398	351,691,756	364,925,482	351,691,756

See accompanying notes to condensed consolidated financial statements.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
(formerly CDSS Wind Down Inc. and Southside Electric Corporation, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Unaudited)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net loss for the period	$(954,156)	$(72,168)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation	5,851	7,180
Stock-based compensation	90,000	-
Gain on forgiveness of trade payables	(24,029)
Loss on sale of vehicle	-	4,250
Net change in assets and liabilities:
Decrease in contract receivables	186,917	27,710
Increase in prepaid expenses	(98,194)	-
(Increase) decrease in other assets	(8,440)	5,374
Increase (decrease) in accounts payable - trade	77,471	(12,765)
Decrease in billings in excess of costs and estimated earnings on uncompleted contracts	-	(70,496)
Increase (decrease) in advances from shareholders	(38,550)	3,552
Increase in accrued liabilities	131,160	674
Net cash (used in) operating activities	(631,970)	(106,689)

Cash flows from investing activities:
Cash distributions prior to merger	(9,998)	-
Purchases of property and equipment	(14,116)	-

Net cash (used in) investing activities	(24,114)	-

Cash flows from financing activities:
Net proceeds from line of credit	5,000	43,581
Repayment of debt on installment notes	(7,978)	-
Cash proceeds from merger transaction	1,100,000	-

Net cash provided by financing activities	1,097,022	43,581

Net increase (decrease) in cash	440,938	(63,108)
Cash - beginning of period	18,241	70,143

Cash - end of period	$459,179	$7,035

Supplemental disclosure of cash flow information:
Cash payments for interest	$11,105	$6,443

See accompanying notes to condensed consolidated financial statements.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
(formerly CDSS Wind Down Inc. and Southside Electric Corporation, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

NINE MONTHS ENDED SEPTEMBER 30, 2010
(Unaudited)

	Common Stock		Additional Paid-in	Subscription	Retained Earnings
	Shares	Amount	Capital	Receivable	(Deficit)	Total

Balance as of January 1, 2010	351,691,756	$35,169	$(34,169)		$(202,008)	(201,008)
Shares retained by stockholders of registrant	64,699,880	6,470	(6,470)			-
Shares issued upon conversion of convertible notes (a)	23,000,000	2,300	1,147,700			1,150,000
Subscription receivable - Steve Solomon				$(50,000)		(50,000)
Distribution to shareholder prior to merger transactions			(9,998)			(9,998)
Debt assumed by related party			200,000			200,000
Common stock issued as compensation for consulting services at $0.18 per share	500,000	50	89,950			90,000
Common stock issued as purchase price for licensing rights at $0.30 per share	2,112,000	211	633,389			633,600
Net loss for the Nine Months Ended September 30, 2010					$(954,156)	(954,156)

Balance as of September 30, 2010	442,003,636	$44,200	$2,020,402	$(50,000)	$(1,156,164)	$858,438

(a)  The Company forced conversion of $1,150,000 face value of non-interest bearing convertible notes in August 2010.

See accompanying notes to condensed consolidated financial statements.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
(formerly CDSS Wind Down Inc. and Southside Electric Corporation, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1. Summary of Significant Accounting Policies
Basis of Presentation

The condensed unaudited consolidated financial statements included herein have been prepared by Green Energy Management Services Holdings, Inc. (f/k/a CDSS Wind Down Inc.) (which, together with its consolidated subsidiary, is referred to as the “Company”, “we”, “us” or “our”) pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of such information. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures, including a description of significant accounting policies normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted pursuant to such rules and regulations. The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s Registration Statement on Form S-1 filed with the SEC on September 20, 2010, as amended. The results of operations for the three and nine months ended September 30, 2010 are not necessarily indicative of the results for any subsequent periods or the entire fiscal year ending December 31, 2010.

As a result of the Company’s wholly-owned subsidiary, Southside Electric Corporation, Inc., not entering into any new contracts during the third quarter of 2010 and the Company completing all prior projects and work in process during the second quarter of  2010, the Company did not have any contract revenue during the third quarter of 2010. The Company and Southside are continuing their operations, however, the Company has undergone a significant expansion in business strategy, away from the former Southside contracting business, with the focus on the new strategy of Energy Efficiency and energy management (as more fully discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section). As a result, all Company resources have been devoted to procuring new contracts pursuant to this new strategy. Consistent with this new strategy, the Company entered into three agreements in the fourth quarter of 2010, as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations ─ Recent Developments”.

Earnings per share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of shares of the Company’s common stock outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if our share-based awards and convertible securities were exercised or converted into common stock.  The dilutive effect of our share-based awards is computed using the treasury stock method, which assumes all share-based awards are exercised and the hypothetical proceeds from exercise are used to purchase common stock at the average market price during the period.  The incremental shares (difference between shares assumed to be issued versus purchased), to the extent they would have been dilutive, are included in the denominator of the diluted EPS calculation. For the periods ended September 30, 2010, there were no common stock equivalents.

Recognition of income on construction contracts

The Company is on the percentage of completion method for recognizing profits on fixed price contracts for financial reporting purposes. Estimates of percentage of completion are based on direct costs incurred to date as a percentage of the latest estimate of total costs anticipated. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the company's estimates of costs and revenues will change in the near future. Provisions for anticipated losses on contracts are made when such losses become apparent. Profits on cost-plus contracts are recognized as costs are incurred for financial reporting purposes.

Income taxes

All tax effects of the Company's income or loss are passed through to the individual stockholders. For income tax purposes, the Company files utilizing the cash basis of accounting and uses accelerated methods of depreciation for capitalized assets.

The Company files income tax returns in the U.S. federal jurisdiction and the State of New Jersey. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for the years before 2006. Any interest and penalties assessed by income taxing authorities are not significant and are included in general and administrative expense in these financial statements.

Property and equipment

The Company records its property and equipment at cost and provides for depreciation using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes.

Statements of cash flows

For purposes of reporting cash flows, cash includes certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company provides construction services to a diversified group of customers. Unsecured credit is extended based on an evaluation of each customer's financial condition. Uncollectible accounts receivable are charged directly against earnings when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates. Costs to complete or estimated profits on uncompleted lump-sum contracts are management's best estimate based on facts and circumstances at that time.

Advertising

The Company expenses advertising costs as they are incurred.

Note 2. Recent Merger Transaction; Pre-Merger and Post-Merger Transactions

Pre-Merger Transactions

Green Energy Management Services, Inc.

Green Energy Management Services, Inc. (“GEM”) was incorporated pursuant to the laws of the State of Delaware in March 2010.  On May 15, 2010, GEM entered into a Share Exchange Agreement with Southside Electric Corporation, Inc., a New Jersey corporation (“Southside”), and the shareholders of Southside (the “Southside Shareholders”), pursuant to which the Southside Shareholders transferred all of the issued and outstanding capital stock of Southside to GEM in exchange for an aggregate of 43,763,413 shares of common stock of GEM, which constituted 9.9% of the issued and outstanding capital of GEM (the “Share Exchange”).  Prior to the Share Exchange, GEM was a shell company without any assets or activities.  Following the Share Exchange, GEM succeeded to the business of Southside as its sole line of business. The Share Exchange was accounted for as a reverse merger and recapitalization. GEM was the legal acquirer and Southside was deemed to be the accounting acquirer.

Green Energy Management Services Holdings, Inc. (f/k/a CDSS Wind Down Inc.)

We were incorporated pursuant to the laws of the State of Delaware in December 1996 under the name “Citadel Security Software Inc.”  We were principally engaged in the marketing and licensing of security software products to large enterprises and government agencies.  On October 2, 2006, we entered into an asset purchase agreement with McAfee, Inc. ("McAfee") which provided for the sale of substantially all of our assets and the assumption of certain identified liabilities by McAfee.  The completion of the sale was subject to the approval of our stockholders and receipt of the necessary approvals under the United States antitrust laws.  On December 1, 2006, our stockholders approved a plan of liquidation and dissolution and on December 2, 2006 and on December 4, 2006, we completed the sale of substantially all of our assets to McAfee.  On December 12, 2006, we changed our name to “CDSS Wind Down Inc.” Following the sale of substantially all of our assets, we had no active business operations.  During 2009, our board of directors considered alternatives to liquidating, including the possibility of seeking potential merger or acquisition targets.  On November 16, 2009, our board of directors elected to terminate the plan of liquidation and dissolution.

On August 27, 2008, the Company and Steven B. Solomon, our former Chief Executive Officer, President and Chairman of the Board of Directors, entered into a Convertible Promissory Note (the "Note"). The Note represented advances of approximately $69,451 by Mr. Solomon to CDSS through the issue date of the Note. The Note bore interest at eight percent (8%) per year and was payable on August 27, 2010 or upon demand by Mr. Solomon. If the Note had been converted in full at December 31, 2009, Mr. Solomon would have received 228,788,200 shares of the Company's common stock resulting in a beneficial ownership of approximately 90% of the Company's then issued and outstanding common stock.

On July 29, 2010, we entered into a subscription agreement with one accredited investor, pursuant to which we sold 2,000,000 shares of our common stock in a private placement at a purchase price of $0.05 per share for gross proceeds of $100,000.  In addition, as contemplated by the Merger Agreement, on July 29, 2010 and August 20, 2010, we entered into subscription agreements with accredited investors, pursuant to which we sold convertible promissory notes in the aggregate principal amount of $1,050,000.  The notes did not bear interest and were due on December 31, 2010.  The notes were convertible into post-merger shares of our common stock at a conversion price of $0.05 per share.  As a result of GEM being deemed our accounting acquirer in the Merger, its assets, liabilities and operations prior to the Merger being reflected in our historical financial statements and us adopting GEM’s financial statements after the Merger, with the exception of the convertible notes that were assumed by GEM, all pre-Merger transactions that were recorded in the accounting records of CDSS are not reflected in our condensed consolidated financial statements.

On August 18, 2010, prior to the closing of the Merger (as defined below), we filed with the Secretary of State of Delaware (i) a Certificate of Amendment to our Certificate of Incorporation to effect a 1:3 reverse stock split of our issued and outstanding shares of common stock pursuant in §242 of the General Corporation Law of the State of Delaware (the "DGCL"), and (ii) a Certificate of Amendment to our Certificate of Incorporation to increase our authorized shares of common stock from 100,000,000 to 500,000,000 and reduce the par value of our common stock from $0.01 per share to $0.0001 per share.

The Merger and Post-Merger Transactions

On August 20, 2010, pursuant to the terms of the merger agreement, dated as of March 29, 2010 (as amended, the “Merger Agreement”), entered into by and among CDSS Wind Down Inc. (“CDSS”), Green Energy Management Services, Inc. (“GEM”) and CDSS’ newly-created wholly-owned subsidiary, CDSS Merger Corporation (“Merger Sub”), Merger Sub merged with and into GEM and GEM, as the surviving corporation, became a wholly-owned subsidiary of ours (the “Merger”). As a result of the Merger, each issued and outstanding share of GEM’s common stock was automatically converted into 0.352 shares of our common stock, resulting in the issuance of an aggregate of 351,691,756 shares of our common stock to the former stockholders of GEM. Following the Merger, we succeeded to the business of GEM as our sole line of business. The Merger was accounted for as a reverse merger, with CDSS being the legal acquirer and GEM being deemed to be the accounting acquirer. Consequently, the assets and liabilities and the operations that will be reflected in our historical financial statements prior to the Merger will be those of GEM and will be recorded at the historical cost basis of GEM, and our consolidated financial statements after completion of the Merger will include the assets and liabilities of our company and GEM, historical operations of our company and GEM from the closing date of the Merger.

Our condensed unaudited consolidated financial statements and accompanying notes included herein retroactively reflect the 1-for-3 reverse stock split of our common stock.

On August 20, 2010, we also filed a Certificate of Amendment to our Certificate of Incorporation, in accordance with §242 of the DGCL, pursuant to which we changed our name from "CDSS Wind Down, Inc." to "Green Energy Management Services Holdings, Inc." Our name change and reverse stock split were declared effective in the market by FINRA on September 22, 2010. On September 29, 2010, our board of directors appointed Michael Rapaport as a member of our board of directors.

As part of the August 20, 2010 private placement, Mr. Solomon, our former Chief Executive Officer, President and Chairman of the Board of Directors, purchased a convertible promissory note in the principal amount of $150,000. Subsequent to the Merger, we converted Mr. Solomon’s and the investors’ $1,050,000 convertible promissory notes into 21,000,000 shares of our common stock.

On September 2, 2010, these notes, including Mr. Solomon’s note, were converted by the Company into an aggregate of 23,000,000 shares of our common stock. Pursuant to the subscription agreements, we agreed to file a registration statement on Form S-1 covering the shares of common stock issued in our private placement and the shares of common stock issued upon conversion of the convertible promissory notes.

As a result of the Merger and GEM becoming our wholly-owned subsidiary, we are now primarily involved in the distribution of energy efficient lighting units (the “Units”) and water saving devices to end users who utilize substantial quantities of electricity and water.  We maintain business operations with several locations in the United States, distributing products and services to municipal and commercial customers.  Industry participants focus on assisting clients effectively maximize their energy efficiency potential and couples that with maximizing their renewable energy potential.

In connection with the execution of the agreement between the Company and GreenRG Management, LLC, as more fully discussed in Note 10. Subsequent Events, we formed a new subsidiary, GEMRG, Inc.

On November 15, 2010, we entered into Subscription Agreements with three accredited investors party thereto (the “Investors”). Pursuant to the Subscription Agreement, the Investors purchased 30,000,000 shares of our common stock in a private placement for gross proceeds of approximately $1,500,000 (the “Share Proceeds”). Out of the proceeds of this financing, we paid a commission equal to $60,000 to certain third parties. For  a further discussion of this financing transaction, please see Note 3. Subsequent events.

Also, see Note 10. Subsequent Events.

Note 3. Technology Licensing Agreement

On September 29, 2010, GEM entered into a technology licensing agreement (the “PMP Agreement”) with PMP Pool Maintenance Protection, Inc. (“PMP”) and Juan Carlos Bocos, the inventor of the patent pending water valve technology licensed under the Agreement (the “Technology”).

The Technology is designed to reduce the amount of air flowing through water pipes allowing a customer’s water meter to measure more precisely the exact amount of water used. The PMP Agreement licenses to the Company on a fully paid for, royalty-free basis the Technology and allows the Company to market and distribute exclusively and to sell and service the water valve products manufactured through the use of the licensed Technology to customers within various territories within the United States and a number of foreign countries.

In return for these rights, the Company issued to PMP 2,112,000 restricted shares of the Company’s common stock. The fair value of these shares on the date of the PMP Agreement was $633,600.  In addition, pursuant to the PMP Agreement, commencing on September 15, 2010, GEM agreed to pay Mr. Bocos a monthly consulting fee of $8,000.  The Company will periodically evaluate the value of the license and will adjust the value based upon periodic impairment analysis.

Note 4. Commitments and Contingencies

Legal Matters

From time to time, we may become involved in litigation relating to claims arising out of our operations in the normal course of business. No legal proceedings, government actions, administrative actions, investigations or claims are currently pending against us or involve us which, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

There are currently no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to us.

The PMP Agreement

Pursuant to the PMP Agreement, commencing on September 15, 2010, GEM agreed to pay Mr. Bocos a monthly consulting fee of $8,000.

Note 5. Assumption of Debt by Related Party

Southside maintained a line of credit with PNC Bank in the aggregate principal amount of $200,000. Interest on the line of credit was the highest prime rate published in the “Money Rates” section of the Wall Street Journal. In August 2010, a principal of our company assumed the line of credit liability, which released us from any further obligations under the line of credit agreement. The assumption was accounted for as a contribution to capital. As a result, the line of credit is no longer an obligation of our company and we no longer have an ability to borrow under this line of credit.

Note 6. Settlement of Trade Payables

In the process of reviewing the Southside payables, the Company negotiated settlement payments with four of the trade payable vendors for a total discount of $24,029 which were recorded as a gain on our consolidated statements of operations.

Note 7. Stockholders’ Agreement

In connection with the Merger, on August 20, 2010, we entered into a stockholders’ agreement (the “Stockholders Agreement”) with GEM, Michael Samuel, our current Chief Executive Officer, Chairman, President and a member of our board directors, and our pre-Merger officers and directors. Pursuant to Stockholders Agreement, among other things, the parties to the agreement agreed to, among other things, the following:

we agreed to use our best efforts to:

o
file with the SEC within 30 days after the closing of the Merger a registration statement (the “Form S-1”) covering shares of our common stock owned by certain of our pre-Merger officers and directors (the "Holders"). We filed the Form S-1 with the SEC on September 20, 2010, as amended on October 28, 2010;

o
obtain the effectiveness of the Form S-1 from the SEC within 60 days after its filing, provided that we shall not file any registration statement, other than the Form S-1 or the Form S-8, for a period of 90 days after the effectiveness of the Form S-1, and

o
if we and the Holders determine that shares held by the Holders are not otherwise available for resale and such shares are otherwise eligible for registration on Form S-8, we shall file a Registration Statement on Form S-8 (the “Form S-8”, and together with the Form S-1, the “Registration Statements”). We filed the Form S-8 with the SEC on October 26, 2010;

·
during the period ending 12 months from closing, should we require to issue shares of our common stock to finance our operations or expansion, as determined in the sole discretion of our board of directors, we may make a capital call on Ice Nine, LLC (“Ice”) to contribute and return to our treasury up to 40,000,000 shares of our common stock owned by Ice sufficient to raise the additional capital we may require without the issuance of additional shares of our common stock to Ice and without further dilution to our stockholders (the “Additional Capital Amount”).  At the sole discretion of Ice, Ice may fulfill its obligation to provide the Additional Capital Amount by contributing cash in an amount equal to our capital raise, without the issuance by us of additional shares of our common stock to Ice and without dilution to our other shareholders. Ice, in its sole discretion, may alternatively fulfill this obligation as by contributing cash to us equal to the Additional Capital Amount. Ice was one of the founding shareholders of GEM. Ice is currently the beneficial owner of 40,302,643 shares or approximately 9.2% of our common stock. Ice will not receive any direct benefits under the Stockholders’ Agreement; and

·
In the event the Registration Statements are not filed with, or declared effective by the SEC, within the periods provided, we shall be required to issue to the Holders shares of our common stock in an amount equal to 1.5% of the shares of our common stock received by the former principal shareholders of GEM as part of the Merger for each 15-day period that such failure continues as liquidated damages.

Note 8.  Recent Accounting Pronouncements; Critical Accounting Policies and Estimates

For a discussion of the recent accounting pronouncements and our critical accounting policies, estimates and assumptions that affect amounts reported in our financial statements, please see Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations ─ Recent Accounting Pronouncements and Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations ─ Critical Accounting Policies and Estimates, respectively.

Note 9. Related Party Transactions

GEM’s wholly owned subsidiary, GEM-New Jersey d/b/a Southside Electric Company, Inc., employs its President’s sister as its part time Controller. In addition, the son of Mr. Samuel, our Chairman, President, Chief Executive Officer and director, who also may be an indirect beneficial owner of the Company's outstanding common stock through his membership interests in GEM Lighting, L.L.C. John Morra III serves as President and Director of Project Development for GEM. Mr. Morra is also the indirect beneficial owner of approximately 9.5% of our common stock as managing member of Ocean Drive Investments, L.L.C. Mr. Morra received compensation of $113,000 during the year ended December 31, 2009 and $0 during the year ended December 31, 2008 as consideration for his service as President and Director of Project Development of GEM. Oren Moskowitz, Chief Technology Officer of GEM, has indirect beneficial ownership of approximately 5.1% of our shares of common stock as managing member of Tzameret Holdings, L.L.C. Mr. Moskowitz did not receive any compensation for his service as Chief Technology Officer of GEM during the years ended December 31, 2009 and December 31, 2008.

We financed the purchase of a vehicle through Mercedes-Benz Financial. The loan bears interest at 3.9% per annum and is due on April 28, 2015.  The balance of the loan as of October 9, 2010 is $55,250.  This liability was incurred prior to the Merger of Southside and GEM.

Southside maintained a line of credit with PNC Bank in the aggregate principal amount of $200,000. Interest on the line of credit was the highest prime rate published in the “Money Rates” section of the Wall Street Journal. In August 2010, the line of credit was assigned to the principal of the Company guaranteeing the loan and is no longer an obligation of our company. We no longer have an ability to borrow under this line of credit.

Also, see Note 7. Stockholders Agreement with respect to the Stockholders Agreement.

Note 10.  Subsequent Events

On October 12, 2010, we entered into an agreement with Green RG Management, LLC (“Green RG”) and its affiliates to acquire a license to market exclusively and distribute patented and proprietary light-emitting diode (“LED”) technology from Green RG.  Under the agreement, the principal of Green RG will receive 10 million unregistered shares of the Company’s common stock from an existing stockholder of the Company and could earn up to an additional 30 million shares based upon bona fide written contracts GEM enters into as a result of the opportunities offered to GEM by Green RG. We will not be issuing any additional shares as a result of this transaction.

On October 26, we entered into an agreement with Claudio Castella to provide sales leads and certain marketing services.  Mr. Castella receives a draw of $8,000 per month against a commission of 5% of net profits of projects we execute that Mr. Castella brings us.

On November 2, 2010, we entered into a ten-year lighting retrofit and maintenance contract (“Contract”) to provide energy management lighting installation and services to Riverbay Fund, Inc. (“Riverbay”), the management company of Co-op City, located in Bronx, a borough of New York City. The Contract entails replacing and retrofitting over 6,000 lighting fixtures and elements in eight parking structures within Co-op City.  Project inception is subject to final approval from the New York State Energy Research and Development Authority under the American Recovery and Reinvestment Act. During the term of the Contract the Company will receive $800,000, based upon meeting certain installation milestones, from a grant received by Riverbay, plus approximately an additional $15,000 per month over the Contract term.

On November 15, 2010, we entered into Subscription Agreements (the “Subscription Agreements”) with three accredited investors party thereto (the “Investors”). Pursuant to the Subscription Agreement, the Investors purchased 30,000,000 shares of our common stock in a private placement for gross proceeds of approximately $1,500,000 (the “Share Proceeds”). Out of the proceeds of this financing, we paid a commission equal to $60,000 to certain third parties. Pursuant to the terms of that certain Stockholders’ Agreement, dated as of August 20, 2010 (the “Stockholders Agreement”), we made a capital call on Ice Nine, LLC (“Ice”), a greater than 5% stockholder of our company, to contribute and return to treasury 30,000,000 shares of our common stock owned by Ice sufficient to raise such additional capital without the issuance of additional shares of capital stock to Ice and without dilution to our other stockholders. In connection with the closing of this financing, Ice contributed 30,000,000 shares of our common stock to us and such shares will be canceled by us, such that the issuance of the shares to Investors will be made without the issuance of additional shares of capital stock to Ice and without dilution to our other stockholders.

Hannis T. Bourgeois, LLP Certified Public Accountants

2322 Tremont Drive • Baton Rouge, LA 70809
178 Del Orleans Avenue, Suite C • Denham Springs, LA 70726
Phone: 225-928.4770 • Fax: 225.926.0945
www.htbcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Southside Electric, Inc.

We have audited the accompanying balance sheets of Southside Electric, Inc. (an S-Corporation) as of December 31, 2009 and 2008 and the related statements of income (loss) and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southside Electric, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Hannis T. Bourgeois, LLP
Hannis T. Bourgeois, LLP
Baton Rouge, Louisiana
May 20, 2010

SOUTHSIDE ELECTRIC, INC.

BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Current assets:
Cash	18,241	70,143
Contract receivables	220,652	352,421
Prepaid expenses	3,710	2,212
Total current assets	242,603	424,776

Property and equipment-net	79,339	19,203
Other assets	-	5,374
Total assets	$321,942	$449,353

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Line of Credit	195,000	151,419
Note payable - current portion	10,877	-
Accounts payable - trade	222,370	277,546
Billings in excess of costs and estimated earnings on uncompleted contracts	-	70,496
Advances from stockholders	38,550	61,487
Other accrued liabilities	3,802	228
Total current liabilities	470,599	561,176
Note payable - long-term portion	52,351	-
Total liabilities	522,950	561,176

Stockholders' equity:
Capital stock - no par - 1,000 shares authorized - 1,000 shares issued and outstanding	1,000	1,000
Retained earnings (deficit)	(202,008)	(112,823)
Total stockholders' equity (deficit)	(201,008)	(111,823)
Total liabilities and stockholders' equity	$321,942	$449,353

The accompanying notes are an integral part of these financial statements.

SOUTHSIDE ELECTRIC, INC.

STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Construction Income:
Contract revenue earned	$1,697,321	$2,785,643
Cost of revenue earned	1,456,506	2,109,486
Gross profit	240,815	676,157

General and administrative expenses:
Salaries and compensation	163,433	266,010
Vehicle expenses	48,397	72,207
Contributions	200	6,065
Depreciation	9,575	6,402
Insurance	14,920	18,003
Professional fees	2,215	9,802
Entertainment and travel	14,115	25,664
Telephone	8,531	7,668
Taxes and licenses	21,559	24,088
Office	18,387	23,200
Miscellaneous	397	2,534
Rent	20,100	18,425
	321,829	480,068
Income (loss) before other income (expense)	(81,014)	196,089

Other income (expense):
Loss on sale of vehicle	(3,750)
Interest expense	(4,421)	(3,303)
Total other income (expense)	(8,171)	(3,303)
Net income (loss)	(89,185)	192,786

Retained earnings (deficit) - beginning of year	(112,823)	(300,609)
Distributions	-	(5,000)
Retained earnings (deficit) - end of year	$(202,008)	$(112,823)

The accompanying notes are an integral part of these financial statements.

SOUTHSIDE ELECTRIC, INC.
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:
Net income (loss)	$(89,185)	$192,786
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	9,575	6,402
Loss on sale of vehicle	3,750	-
(Increase) decrease in:
Contract receivables	131,769	(381)
Prepaid expenses	(1,498)	6,591
Other assets	5,374	(5,374)
Increase (decrease) in:
Accounts payable-trade	(55,176)	120,202
Billings in excess of costs and estimated earnings on uncompleted contracts	(70,496)	(278,565)
Advances from stockholders	(22,937)	61,487
Accrued liabilities	3,574	228
Net cash provided by (used in) operating activities	(85,250)	103,376
Cash flows from investing activities:
Purchases of property and equipment	(73,961)	(18,375)
Proceeds from sale of vehicle	500	-
Net cash provided by (used in) investing activities	(73,461)	(18,375)
Cash flows from financing activities:
Borrowings on installment notes	65,000	-
Repayments on installment notes	(1,772)	-
Distributions	-	(5,000)
Net borrowings (repayments) on line of credit	43,581	(26,487)
Net cash provided by (used in) financing activities	106,809	(31,487)
Net increase (decrease) in cash	(51,902)	53,514
Cash - beginning of year	70,143	16,629
Cash - end of year	$18,241	$70,143
Supplemental disclosure of cash flow information:
Cash payments for interest	$11,266	$12,279

The accompanying notes are an integral part of these financial statements.

SOUTHSIDE ELECTRIC, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

Note 1 - Summary of significant accounting policies -

Nature of operations

Southside Electric, Inc. (the Company) is a local electrical unionized contractor specializing in light commercial construction and residential projects. Incorporated in March 1990, the Company mainly operates in the New Jersey and New York City region.

Recognition of income on construction contracts

The Company is on the percentage of completion method for recognizing profits on fixed price contracts for financial reporting purposes. Estimates of percentage of completion are based on direct costs incurred to date as a percentage of the latest estimate of total costs anticipated. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the company's estimates of costs and revenues will change in the near future. Provisions for anticipated losses on contracts are made when such losses become apparent. Profits on cost-plus contracts are recognized as costs are incurred for financial reporting purposes.

Income taxes

All tax effects of the Company's income or loss are passed through to the individual stockholders. For income tax purposes, the Company files utilizing the cash basis of accounting and uses accelerated methods of depreciation for capitalized assets.

The Company files income tax returns in the U.S. federal jurisdiction and the State of New Jersey. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for the years before 2006. Any interest and penalties assessed by income taxing authorities are not significant and are included in general and administrative expense in these financial statements.

Property and equipment

The Company records its property and equipment at cost and provides for depreciation using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes.

Statements of cash flows

For purposes of reporting cash flows, cash includes certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company provides construction services to a diversified group of customers. Unsecured credit is extended based on an evaluation of each customer's financial condition. Uncollectible accounts receivable are charged directly against earnings when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates. Costs to complete or estimated profits on uncompleted lump-sum contracts are management's best estimate based on facts and circumstances at that time.

Advertising

The Company expenses advertising costs as they are incurred. There were no advertising costs in 2009 and 2008.

Note 2 - Contract receivables -

At December 31, 2009 and 2008, the following is a list of receivables outstanding.

	2009	2008
Billed:
Completed contracts	$220,652	$127,114
Uncompleted contracts	-	185,425
Retainage:
Uncompleted contracts	-	39,882
	$220,652	$352,421

Balances outstanding more than 90 days in billed receivables are $107,451 and $4,844 for 2009 and 2008, respectively.

Note 3 - Construction contracts in progress -

Information with respect to fixed price contracts in progress as of December 31, 2009 and 2008 is as follows:

	2009	2008
Costs on contracts in progress	$-	$738,864
Estimated profit on contracts	-	100,809
	-	839,673
Less: related billings	-	(910,169)
	$-	$(70,496)

The following amounts are included in the accompanying Balance Sheets under the captions:

	2009	2008
Billings in excess of costs and estimated earnings on uncompleted contracts	$-	$(70,496)

Note 4 - Property and equipment -

The detail of property and equipment at December 31, 2009 and 2008 is as follows:

	2009	2008

Vehicles	$103,366	$60,761
Less: accumulated depreciation	(24,027)	(41,558)
	$79,339	$19,203

Note 5 - Note Payable -

In 2009, the Company purchased a vehicle and financed it with Mercedes Benz Financial Services. The terms of the note are 66 payments of $1,098 with an interest rate of 3.90%. The total financed was $65,000 and the outstanding principal balance at December 31, 2009 was $63,228.

The maturities of the long-term portion are as follows:

December 31, 2011	$11,309
December 31, 2012	11,758
December 31, 2013	12,225
December 31, 2014	12,711
Thereafter	4,348
$52,351

Note 6 - Line of Credit -

As of December 31, 2009 and 2008, the Company had a $200,000 line of credit with a bank. Any borrowings under the line of credit will be repaid at a variable interest rate which was 3.50% at December 31, 2009. It is secured by the assets of the Company and the continuing guaranty of the stockholders. The line of credit expired in February 2009 and has been renewed; it currently matures in March 2011. The balance on the line of credit was $195,000 and $151,419 at December 31, 2009 and 2008, respectively.

Note 7 - Trade accounts payable -

The Company had trade payables outstanding at December 31, 2009 and 2008 of $222,370 and $277,546, respectively. Included in these amounts are subcontractor payables of $-0- and $227,078 in 2009 and 2008, respectively. All accounts are expected to be paid within one year.

Note 8 - Operating leases -

The Company leases its office and warehouse space for $1,675 as an operating lease agreement which expired March 31, 2010 and was renewed for $1,875 a month through March 31, 2011. The Company paid total rents of $20,100 and $18,425 for the years ended December 31, 2009 and 2008, respectively.

The Company also leases vehicles through operating leases which expire at various dates. For the years ended December 31, 2009 and 2008, total lease payments were $34,754 and $52,083, respectively, which are included in costs of revenue and general and administrative expenses in these financial statements.

Total minimum lease commitments at December 31, 2009 are as follows:

December 31, 2010	$37,377
December 31, 2011	11,350
$48,727

Note 9 - Concentration of customers -

At December 31, 2009, the Company had approximately 46% of its total revenue with three customers. In 2008, the Company had four major customers which comprised 54% of its total revenue.

Note 10 - Backlog -

Backlog represents the amount of revenue on fixed price contracts the Company expects to realize from work to be performed on incomplete contracts in progress at year end and from contractual agreements on which work has not yet begun. At December 31, 2009 and 2008, the Company's backlog was $-0- and $283,033, respectively.

Note 11 - Surety bonds -

The Company may be required to furnish performance and payment surety bonds to contract owners. The bonds are secured by the assets of the Company.

In the normal course of its business, the Company may also subcontract to various specialty contractors who may or may not have obtained surety bonds. Management has adequate controls in place to monitor the pre-qualifications and performance of the subcontractors. Therefore, no accruals have been considered necessary by management for financial guarantees related to the non-bonded subcontractors.

The Company had no outstanding surety bonds at December 31, 2009 and 2008.

Note 12 - Concentration of credit risk -

The Company maintains cash accounts with commercial banks, the balances of which may periodically exceed the federally insured amount.

Note 13 - Subsequent Events -

The stockholders of the Company have executed a share exchange agreement whereby they will exchange their stock in the Company for ownership in Green Energy Management Systems, Inc. (GEMS). GEMS has entered into a reverse triangular merger agreement dated March 29, 2010 with a publicly traded company, CDSS Wind Down, Inc. which stock will be traded on the OTC Bulletin Board.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through May 20, 2010, the date which the financial statements were available to be issued.

Unaudited pro forma condensed combined financial information

The unaudited pro forma condensed combined financial statements reflect the merger between Green Energy Management Services, Inc. (“GEM”) and CDSS Wind Down, Inc. (“CDSS”) as though it occurred as of the dates indicated herein. CDSS is considered to be the legal acquirer. As the former shareholders of GEM will end up with approximately 80% of the outstanding voting common stock of CDSS and CDSS is a public shell company, from an accounting standpoint the transaction is considered to be a recapitalization of GEM and GEM will be deemed to be the accounting acquirer.

The following unaudited pro forma condensed combined financial statements and related notes follow the legal form of the transaction presented to show the pro forma effects of the recapitalization of GEM assuming the merger been consummated as of December 31, 2009 and as of June 30, 2010 for the balance sheet and as of the beginning of the period for the year ended December 31, 2009 and the six months ended June 30, 2010 for the statements of operations.

Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed combined financial statements. The pro forma data are not necessarily indicative of the financial results that would have been attained had the merger occurred on the dates referenced above and should not be viewed as indicative of operations in future periods.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the notes thereto, and the CDSS and GEM financial statements as of and for the year ended December 31, 2009 and the unaudited financial statements as of and for the six months ended June 30, 2010 included in this registration statement.

GEM was formed as a Delaware corporation on March 12, 2010 and on May 18, 2010 completed a share exchange with Southside Electric, Inc. (“Southside”) whereby GEM issued 124,436,841 shares of common stock in exchange for 100% ownership in Southside, an S-Corporation.  GEM had no assets liabilities or operations prior to the transaction with Southside and at June 30, 2010 and December 31, 2009, GEM had no issued and outstanding shares of common or preferred stock.  The historical financial statements of GEM included in the unaudited condensed combined pro forma financial statements represent the historical financial statements of Southside for the periods presented.

The pro forma adjustments include the accounting effects of (a) the recognition of a tax benefit of GEM’s S-Corp losses; (b) classification of GEM’s S-Corp undistributed losses to additional paid-in capital; (c) the 1-for-3 reverse stock split of  CDSS common stock; (d) the change in par value of CDSS common stock from $0.01 per share to $0.0001 per share; (e) the full conversion of the convertible promissory note held by Steven B. Solomon; (f) the issuance of shares of 25,000,000 shares CDSS common stock for $1,250,000 as the amount raised in the private placement; and (g) the issuance of 351,691,756 shares of CDSS common stock in exchange for all of the outstanding shares of GEM.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	Six Months Ended June 30, 2010
	GEM	CDSS	AJE	Pro Forma	AJE	Pro Forma

Revenue	$291,311					$291,311
Cost of revenue	270,163					270,163
Gross profit	21,148	-	-	-	-	21,148

General and administrative expenses	410,360	48,097				458,457

Loss from operations	(389,212)	(48,097)	-	-	-	(437,309)

Other income	8	-				8
Interest expense	(8,282)	(46,130)	-			(54,412)
Interest income	-	-				-

Loss before taxes	(397,486)	(94,227)	-	-	-	(491,713)
Provision for income taxes						-
Net loss	$(397,486)	$(94,227)	$-	$-	$-	$(491,713)

Basic and diluted loss per share	N/A	$(0.00)				$(0.00)

Basic and diluted weighted average number of shares outstanding	N/A	55,543,186				439,389,695

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	June 30, 2010
	GEM	CDSS	AJE		Recapitalization	AJE		Pro Forma
Current assets:
Cash	$6,006	$431			$6,437	$1,250,000	(B)	$1,156,437
						(100,000	)(F)
Contract receivables	75,963	-	-		75,963	-		75,963
Total current assets	81,969	431	-		82,400	1,150,000		1,232,400

Property and equipment - net	71,493	-			71,493			71,493
Tax asset and other	6,878	-			6,878			6,878
Total assets	$160,340	$431	$-		$160,771	$1,150,000		$1,310,771

Current liabilities:								-
Line of credit	$200,000				$200,000			$200,000
Current portion note payable	11,853				11,853			11,853
Accounts payable and accrued expenses	294,438	129,657			424,095	(129,657	)(F)	294,438
Sales tax liability		28,367			28,367	(28,367	)(F)	-
Convertible promissory note and accrued interest payable to officer - net of discount	-	42,490			42,490	(42,490	)(E)	-
Advances from stockholders	-	92,230			92,230	(92,230	)(F)	-
Other accrued liabilities	224,500				224,500			224,500
Total current liabilities	730,791	292,744	-		1,023,535	(292,744)		730,791

Note payable - long term	46,139				46,139			46,139

Stockholders' deficit
Common stock	1,000	963,056	10,550,753	(A)	11,513,809	(8,787,793	)(C)	43,939
			(1,000	)(A)		4,866	(E)
						694	(B)
						(2,687,637	)(D)

Additional paid-in capital	-	29,843,797	(10,550,753	)(A)	(11,805,122)	8,787,793	(C)	1,125,950
			1,000	(A)		56,082	(E)
			(31,099,166	)(A)		1,249,306	(B)
						2,687,637	(D)
						150,254	(F)

Retained deficit	(617,590)	(31,099,166)	31,099,166	(A)	(617,590)	(18,458	)(E)	(636,048)

Total stockholders' deficit	(616,590)	(292,313)	-		(908,903)	1,442,744		533,841
Total liabilities and stockholders' deficit	$160,340	$431	$-		$160,771	$1,150,000		$1,310,771

Notes to pro forma financial statements as of June 30, 2010:

(A)	To record effect of issuing 351,691,756 common shares share exchange with GEM and the recapitalization to post merger equity structure.
(B)	To record effect of common shares issued for $1,250,000 in cash. Following the payment of certain expenses in connection with the private placement, we received net proceeds of $1,150,000.
(C)	To record the effect of 1:3 reverse stock split.
(D)	To record effect of change in par value of post split common stock from $0.01 per share to $0.0001 per share.
(E)	To record the effect of the full conversion of the promissory note.
(F)	To record effect of settlement of liabilities.
N/A = Not Applicable to S Corp.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2009
	GEM	CDSS	AJE	Pro Forma	AJE	Pro Forma

Revenue	$1,697,321			$1,697,321		$1,697,321
Cost of revenue	1,456,506			1,456,506		1,456,506
Gross profit	240,815	-	-	240,815	-	240,815

General and administrative expenses	321,829	82,264		404,093		404,093
Loss from operations	(81,014)	(82,264)		(163,278)	-	(163,278)

Other expenses	(3,750)	-		(3,750)		(3,750)
Interest expense	(4,421)	(21,152)		(25,573)	-	(25,573)
Interest income	-	-				-

Loss before taxes	(89,185)	(103,416)		(192,601)	-	(192,601)
Provision for income taxes					-	-
Net loss	$(89,185)	$(103,416)	$-	$(192,601)	$-	$(192,601)

Basic and diluted loss per share	N/A	$(0.00)				$(0.00)

Basic and diluted weighted average number of shares outstanding	N/A	34,305,617				439,389,695

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

	December 31, 2009
	GEM	CDSS	AJE		Pro Forma	AJE		Pro Forma
Current assets:
Cash	$18,241	$581			$18,822	$1,250,000	(E)	$1,168,822
						$(100,000	)(F)
Contract receivables	220,652				220,652			220,652
Prepaid expenses	3,710				3,710			3,710
Total current assets	242,603	581	-		243,184	1,150,000		1,393,184

Property and equipment - net	79,339	-			79,339			79,339
Other assets	-	-			-			-
Total assets	$321,942	$581	$-		$322,523	$1,150,000		$1,472,523

Current liabilities:
Line of credit	$195,000				$195,000			$195,000
Current portion note payable	10,877				10,877			10,877
Accounts payable and accrued expenses	222,370	117,033			339,403	(117,033	)(F)	222,370
Sales tax liability	-	26,722			26,722	(26,722	)(F)	-
Convertible promissory note and accrued interest payable to officer - net of discount	-	16,826			16,826	(16,826	)(D)	-
Advances from stockholders	38,550	56,907			95,457	(56,907	)(F)	38,550
Other accrued liabilities	3,802				3,802			3,802
Total current liabilities	470,599	217,488	-		688,087	(217,488)		470,599

Note payable - long term	52,351				52,351			52,351

Stockholders' deficit
Common stock	1,000	343,056	(1,000	)(A)	10,893,809	(8,787,793	)(B)	43,969
			10,550,753	(A)		(2,069,673	)(C)
						6,932	(D)
						694	(E)

Additional paid-in capital	-	30,444,976	(31,004,939	)(A)	(11,109,716)	8,787,793	(B)	1,167,970
			1,000	(A)		2,069,673	(C)
			(10,550,753	)(A)		70,252	(D)
						1,249,306	(E)
						100,662	(F)

Retained deficit	(202,008)	(31,004,939)	31,004,939	(A)	(202,008)	(60,358	)(D)	(262,366)

Total stockholders' equity deficit	(201,008)	(216,907)	-		(417,915)	1,367,488		949,573
Total liabilities and stockholders' deficit	$321,942	$581	$-		$322,523	$1,150,000		$1,472,523

Notes to pro forma financial statements as of December 31, 2010:

(A)	To record effect of issuing 351,691,756 common shares exchange with GEM and the recapitalization to post merger equity structure.
(B)	To record the effect of 1:3 reverse stock split.
(C)	To record effect of change in par value of post split common stock from $0.01 per share to $0.0001 per share.
(D)	To record the effect of the full conversion of the promissory note.
(E)	To record effect of common shares issued for $1,250,000 in cash.
(F)	To record effect of settlement of liabilities.

GREEN ENERGY MANAGEMENT SERVICES, HOLDINGS, INC.

77,452,337 Shares
Common Stock
___________________

PROSPECTUS
____________________

January 11, 2011